[VE letterhead]

December 19, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”) with paper courtesy copies.

Attention: Nili Shah, Branch Chief

Re:	Veolia Environnement

Annual Report on Form 20-F for the fiscal year ended December 31,

2005 (the “2005 Form 20-F”) filed on June 29, 2006

File No. 1-15248

Dear Ms. Shah:

Thank you for your letter dated September 25, 2006 containing comments on the above-referenced filing. Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in the September 25 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Item 5. Operating and Financial Review and Prospects, page 33

Critical Accounting Policies, page 34

1.	In future filings, please revise your critical accounting policy disclosures as follows:

•	Pension Liabilities — in light of the judgment involved in estimating your pension liabilities, please disclose, in detail, how you determine the significant assumptions

U.S. Securities and Exchange Commission, page 2

associated with your liabilities, the uncertainties associated with these assumptions, the risk of changes to these assumptions, and a sensitivity analysis showing the effect of a 1% change in these assumptions.

Response.

The Company notes the Staff’s comment and will reflect the requested information in future filings. The Company proposes to revise the disclosure to read as follows:

“We maintain several pension plans, and measure our obligations under these plans using a projected unit credit method, which requires to estimate our employees turnover, expected future changes in employees’ compensation and the present value of our liability on the basis of the appropriate discount rate for each country in which we maintain a pension plan. As a result, we record pension-related assets or liabilities in our accounts and record the related net expenses over the estimated term of service of our employees.

In accordance with IFRS requirements, we use market yields of high quality corporate bonds with a maturity similar in duration to the pension liabilities to determine the discount rate at the balance sheet date when available. If no such market yields are available, then we use the yields on government bonds with a maturity similar in duration to the liabilities. We estimate future compensation based on inflation rates estimated using a combination of the spread between index linked and non-index linked bonds, current inflation rates, and published statements of central banks and economists with respect to inflation prospects. We use mortality tables published by national statistical agencies in our evaluations, reviewed periodically to ensure that the latest available tables are being used. The assumptions used to measure our pension liabilities as of December 31, 2006 are described in Note [35] to our consolidated financial statements.

As of December 31, 2006, a 1% increase in the inflation rate would have increased our aggregate pension liabilities by €• million, and a 1% increase in the discount rate would have decreased our aggregate pension liabilities by €• million.”

•	Asset Impairments – in light of the significance of your US GAAP goodwill, please disclose the amount of goodwill by segment under US GAAP. In addition, please provide readers with insight as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods. In this regard, for reporting units that are reasonably likely to experience material goodwill write-downs in future periods, please identify the reporting units, disclose the amount of goodwill at those reporting units, the carrying value of the reporting units, the fair value of the reporting units, the assumptions used in determining the fair value of the reporting units, the basis for these assumptions, uncertainties related to these assumptions, and a sensitivity analysis showing the effect of a 1% change in these assumptions on the fair value of the reporting units.

U.S. Securities and Exchange Commission, page 3

Response.

The Company notes the Staff’s comment with regard to U.S. GAAP goodwill and will disclose U.S. GAAP goodwill by segment in its future filings. The Company has already disclosed the valuation method used to estimate impairments in Note 4 and under Item 5 of the 2005 Form 20-F. In the Company’s view, expanding this disclosure to include details regarding possible future asset impairments could have an adverse effect on the relevant reporting units, by possibly impacting customer relations and overall activity. As a result, such disclosure could have the effect of causing impairment to occur in cases where there otherwise would have been no impairment. Of course, the Company is aware of its obligation to disclose known trends that could have an impact on its future financial results, and it will take into account potential future impairment charges in connection with the preparation of its MD&A disclosure. However, the Company believes that it would be counterproductive to disclose systematically information on reporting units that are subject to potential future impairment.

The Company has also considered the Staff’s request that it disclose the sensitivity of the fair value of reporting units to a 1% change in assumptions. The Company’s estimation of future cash flow of its reporting units is based on multiple factors that could have impacts in more than one direction (for example, an increase in the assumed inflation rate would increase both revenues and costs, as well as increasing financing charges based on variable interest rates, as well as the discount rate applied to cash flows) or of varying weight depending on timing and other factors. The Company will provide disclosure showing the impact of a 1% increase in the discount rate in its future filings.

•	With respect to your goodwill under IFRS, please clarify your accounting policy. Specifically, you state that you estimate the value of the impairment based on the fair value less selling costs where you decide to dispose the activity or the value in use where you decide to retain the activity. This policy does not appear to be consistent with your disclosures in the third paragraph in note 1-10 or with the requirements of paragraphs 18 and 104 of IAS 36.

Response.

The Company notes the Staff’s comment and will correct its critical accounting policy disclosure in future filings to be consistent with Note 1-10.

•	Taxes – Please expand your disclosures to discuss the circumstances and the nature of the uncertainties in the individual jurisdictions giving rise to the most significant portions of the deferred tax asset valuation allowance. Where you have reversed your deferred tax asset valuation allowance in any of the periods presented, please disclose the specific events that arose in that period for that jurisdiction which led to the reversal of the deferred tax asset valuation allowance.

In addition, we note that you have accrued provisions for tax uncertainties, based on your disclosures in note 41. Please provide additional disclosure in future filings related to the amount of the provisions for your tax uncertainties; where on your balance sheet and income statement you have recognized these amounts; the jurisdictions where the most significant tax exposures are; the issues the tax exposures

U.S. Securities and Exchange Commission, page 4

relate to; the status of negotiations, tax audits, and open tax years; and the estimated timing of cash outflows for the most significant exposures. In addition, to the extent that you have material changes in this provision in future periods, please ensure your disclosure includes the specific events in each jurisdiction that gave rise to the reversal or recognition of additional provisions.

Response.

Substantially all of the Company’s valuation allowances for deferred tax assets are based on recoverability tests resulting from projections of potential future taxable income. This is disclosed in the last sentence of the “critical accounting policy” discussion. Most of the valuation allowances relate to France and the United States, where the large majority of the Group’s tax loss carryforwards are located. The Company will add disclosure to this effect in its future filings, assuming that it remains true. In addition it has been the Company’s historical practice to provide disclosure of any material provisions or reversals, and it will continue to do so in future filings.

With regard to provisions for tax uncertainties in Note 41, the aggregate amount of these provisions is disclosed in Note 19. The Company believes that no individual provision is material to its results of operations, financial condition or liquidity. Moreover, providing disclosure of the type requested by the Staff could prejudice the Company’s position in connection with ongoing tax audits or tax claims, and as a result could increase the overall amount at risk. To the extent that any individual case or group of cases becomes material in the future (taking into account, among other things, the quantitative criteria set forth in Item 103 of Regulation S-K), the Company will provide disclosure with an appropriate amount of detail.

Provisions for tax uncertainties and reversals of provisions are reflected in the income statement as part of income tax expenses (for amounts relating to income taxes), or as part of operating income (for other taxes and government charges). They are reflected in the balance sheet under “non-current provisions” and “current provisions.”

In addition, we note that the Company will implement FIN 48 beginning in 2007. The Company has not elected to apply FIN 48 in advance of the required date.

In your response, please show us what your future disclosures will look like.

Response.

Please see the responses relating to the individual items above.

Exemptions to IFRS, page 35

2.	We note that you elected to not retrospectively restate business combinations prior to January 1, 2004 in accordance with IFRS 1. We further note your disclosure that the restatement of business combinations would not have had a material impact on your consolidated financial statements. However, your basis for this statement is unclear, in light of, as an example, the accounting applied for the sale of businesses by Vivendi Universal in 1999. As such, in future filings, please clarify the basis for this statement. In addition, in future filings, please revise your disclosure to include further information

U.S. Securities and Exchange Commission, page 5

regarding your election, pursuant to Instruction 3.b to Item 8 and Instruction 5.4.B to Item 5 of Form 20-F and the example in Section III.A. of the SEC Final Rule: First-Time Application of International Financial Reporting Standards with regards to including qualitative disclosure for the impact on your financial condition, changes in financial condition and results of operations. In your response, please show us what your future disclosures will look like.

Response.

The Company’s statement that the restatement of business combinations would not have had a material impact on its financial condition and results of operations is based on its analysis of the methodologies used to record business combinations under French GAAP and IFRS, which the Company believes are similar. With respect to the Staff’s specific question regarding sales of business by Vivendi Universal, the Company draws the attention of the Staff to Note 50A where it discloses that this transaction has been accounted for under previous set of GAAP at market value. Given the absence of any specific guidance within IFRS for this type of business combination, the Company believes that it would have been appropriate to apply the same accounting policy under IFRS, even if the exemption under IFRS 1 had not been available.

Results of Operations, page 37

3.	We note your disclosures regarding changes in revenue and operating income. However, these disclosures do not provide a reader with a detailed understanding of the reasons for the changes in cost of sales, selling costs, general and administrative expenses, and other operating revenue and expenses. Accordingly, in future filings, please expand your disclosure for each period presented to discuss these items. In your response, please show us what your disclosures will look like.

Response.

The Company has traditionally discussed revenues and operating income (and not the other line items cited by the Staff’s comment) because those are the items that management uses in allocating the Company’s resources and evaluating performance. For example, performance bonuses are based on operating income, and not on the other line items. The Company believes that overall operating margin is a more significant indicator than the line items cited by the Staff.

The Company notes that the objective of the MD&A discussion is to provide the reader with a narrative explanation that enables investors to see the Company through the eyes of management. See, e.g., Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interpretative Release No. 33-8350, 34-48960, FR-72 (December 19, 2003). It believes that by providing an analysis equivalent to that used by management in analyzing the Company’s performance, it has provided disclosure that is consistent with this objective. The Company also notes the Staff’s statement in the December 2003 Interpretative Release as follows: “Instruction 4 [to Item 303(a) of Regulation S-K] and the guidance in the 1989 Release do not require a discussion of every line item and its changes without regard to materiality. Discussion of a line item and

U.S. Securities and Exchange Commission, page 6

its changes should be avoided where the information that would be disclosed is not material and would not promote understanding of MD&A.”

The Company notes that its discussion includes an analysis of significant factors that have an influence on operating income. In addition to its detailed analysis of revenues, its disclosure in 2005 included the impact of its program to improve operating performance in the Water segment, the impact of service-type and geographic trends on profitability in the Waste Management segment, the impact of greenhouse gas emission rights and the lack of impact of energy price increases in the Energy segment, and the negative impact of fuel prices in the Transportation segment. The Company will continue to provide appropriate details of factors relevant to its profitability in its future disclosure.

Liquidity and Capital Resources, page 41

4.	We note the significance of your borrowings, as well as your disclosure on page 67 that you renegotiated your debt covenants in March 2006. In light of these factors, please disclose, in future filings, any material debt covenants and whether or not you are in compliance with these covenants as of December 31, 2005. Please also disclose the effect of non-compliance. If you are not in compliance, please disclose how you intend to cure the deficiency.

Response.

The Company has not included disclosure of financial covenants because it no longer has any covenants in its debt outstanding at the end of 2005, with one exception. The Company has outstanding an issue of privately placed notes that include covenants based on the ratio of adjusted cash flow to financing costs, and adjusted net debt to adjusted cash flow. However, when the Company’s consolidated financial statements were approved by the Board of Directors, the covenants were in the process of renegotiation to take into account the transition to IFRS accounting (the original covenants were based on French GAAP). At the time, the Company did not know what its covenants would be, and it had obtained a waiver from its lenders to address the uncertainty pending renegotiation. In its future filings, the Company will disclose the financial covenants under this instrument (assuming it remains outstanding) and any other future instruments that include material financial covenants.

Litigation, page 65

5.	We note your disclosures regarding various legal proceedings. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, you must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings. Accordingly, please tell us the following:

•	With respect to the AES complaint, you state that you believe such litigation will not have a material adverse effect on your financial condition. Please tell us whether you believe this litigation will have a material effect on your results of operations or liquidity.

U.S. Securities and Exchange Commission, page 7

If not, please provide us with your SAB 99 analysis supporting your conclusion on a gross basis, independent of any insurance or other recoveries. If so, tell us and disclose in future filings the reasonably possible range of loss relating to this litigation.

•	We note that OTV has accrued a reserve for the potential outcome of the litigation relating to the City of Bangkok. Tell us and in future filings please disclose the reasonably possible additional range of loss, if any, relating to the litigation and the amount of your reserve.

•	We note that due to the state of the litigation relating to the French General Direction for Consumers, Competition and Prevention of Fraud and the Brigade for the Prevention of Economic Delinquency, you cannot evaluate the financial risk associated with this litigation, and accordingly, have not accrued an amount for the potential outcome. In future filings please disclose an estimate of the reasonably possible range of loss or tell us why you are unable to do so.

Response.

Before addressing the individual matters cited by the Staff, the Company would like to discuss certain aspects of its approach to the disclosure of litigation, which remains consistent with the approach described in its responses to the Staff’s comments on the 2004 Form 20-F (see, for example, the Company’s response letter of October 14, 2005, response to the Staff’s comment on Litigation). The Company is concerned that disclosing a possible range of losses for an individual litigation or regulatory proceeding could severely compromise its position with respect to each matter, as the opposing party would have access to this sensitive information. Although the Company is aware of the Staff’s concerns, including the Staff’s views on SFAS No. 5 as expressed in the March 4, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, the Company believes that its approach of disclosing the aggregate amount the Company has reserved for all pending matters (in Note 19 to the financial statements, cross-referenced in Item 8) and the maximum amount it has reserved for any individual matter (in Item 8) should be responsive to the Staff’s concerns. The Company notes in this regard the Staff’s statement in the March 4, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance” that “registrants need to balance concerns regarding confidentiality with the need for the registrant’s investors, analysts, and regulators to gain a clear understanding of the registrant’s liquidity, as well as results of operations and financial position, through footnote disclosure and discussions in MD&A”. The Company believes this analysis militates against disclosure of a range of loss by the Company.

In addition, the Company had no reason to believe, when it prepared its 2005 Form 20-F, and still has no reason to believe, that there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the Company’s securities. It notes that the amounts at stake in the matters cited by the Staff is well below the threshold of 10% of current assets that would require disclosure under Item 103 of Regulation S-K if the Company were a U.S. issuer (10% of current assets as of December 31, 2005 is €1.6 billion).

AES

The Company has disclosed the amount of damages sought by the plaintiff. Given the amount involved (less than 1% of current assets as of the end of 2005) and the Company’s

U.S. Securities and Exchange Commission, page 8

view that the complaint is without merit, the Company has concluded that it does not believe that the AES complaint will have a material impact on its financial condition. In its future filings, assuming that factual circumstances do not change, the Company will disclose that it believes this complaint will not have a material impact on its results of operations or liquidity (determined independent of any insurance or other recoveries). The Company does not propose to disclose a range of possible loss, as doing so could be prejudicial to its litigation position. As noted above, however, the Company does not expect to suffer any loss that would be material to its financial condition, results of operations or liquidity.

OTV

The Company notes that its disclosure in respect of this matter is identical to the disclosure provided in the 2004 Form 20-F, as no material change in circumstance has occurred. The Company believes that disclosing a possible range of loss for this matter on an individual basis could prejudice its litigation position. The Company has disclosed (and believes) that this matter will not have a material adverse effect on it, but as a matter of transparency, it believes it is appropriate to disclose as a qualitative matter that it has accrued a reserve for a possible loss.

DGCCRF

The Company notes the Staff’s comment. Since the time of the visit described in the disclosure, the Company has not had any further contact with the DGCCRF or the BRDE with respect to this matter, and as a result it has no reason to believe that it is the target of an investigation. The Company will provide updated disclosure relating to this matter, to the extent appropriate, based on the facts and circumstances at the time of preparation of its future filings.

Item 15. Controls and Procedures, page 81

6.	We note your disclosure that “the chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the U.S. Securities Exchange Act of 1934, as amended, is accumulated and communicated to [your] management, including [your] chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.” In future filings, please revise to clarify and confirm for us, if true, that your disclosure controls and procedures are also effective to ensure the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Alternatively, you may simply state that your disclosure controls and procedures were effective without providing additional definitions.

Response.

The disclosure included in Item 15 is in the form that the Company proposed in response to Comment 8 in the Staff’s letter of September 26, 2005 (and tracks the language requested in Comment 8). It corresponds to the second sentence of the definition of “Disclosure Controls and Procedures” in Rule 13a-15(e) under the Exchange Act. The

U.S. Securities and Exchange Commission, page 9

language that is now being requested by the Staff corresponds to the first sentence of that definition.

In response to the Staff’s request, the Company will revise the disclosure to read (if true) that its disclosure controls and procedures are effective “to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.”

7.	We note that, despite the restatement of your 2004 US GAAP financial information, you have concluded that your disclosure controls and procedures are effective as of December 31, 2005. Please explain, in detail, your consideration of the restatement in your evaluation of disclosure controls and procedures and why, despite the restatement, you determined that disclosure controls and procedures are effective.

Response.

The decision by the Company to apply SFAS 142 in 2004 on the basis of the organizational structure that existed at the beginning of 2004, and the decision to restate the 2004 figures the following year, do not indicate a deficiency in the Company’s disclosure controls and procedures. All relevant information was accumulated and communicated to senior management to allow timely decisions regarding disclosures. Senior management made that decision after considering all of the circumstances, including the fact that the reorganization that was started in 2004 was not completed until 2005. This decision was communicated to the Company’s Accounts and Audit Committee. Upon completion of the reorganization in 2005, senior management decided to reconsider the Company’s reporting units. Senior management also recognized that the question of whether to apply the new reporting unit structure as of 2004 was a close judgment, and it determined that the appropriate treatment was to maintain the previous reporting unit structure for 2004. Following the Staff’s comments on the 2004 Form 20-F, senior management reconsidered that determination and decided to restate the figures, although it still believed that the issue was a close question requiring significant judgment.

The Company believes that its disclosure controls and procedures functioned exactly the way they should function. Senior management had all relevant information, and made an informed judgment on the basis of that information. The fact that the close judgment was subsequently reconsidered reflects the difficulty of the question, and not any deficiency in disclosure controls and procedures.

The Company notes that the Staff itself has made statements supporting the Company’s view, in the context of the Staff’s public statements regarding internal control over financial reporting. While not directly applicable to disclosure controls and procedures, the Company nonetheless believes that the Staff’s statement of May 16, 2005 regarding Section 404 of the Sarbanes-Oxley Act of 2002 is instructive on this issue:

U.S. Securities and Exchange Commission, page 10

Neither Section 404 nor the Commission’s implementing rules require that a material weakness in internal control over financial reporting must be found to exist in every case of restatement resulting from an error. Rather, both management and the external auditor should use their judgment in assessing the reasons why a restatement was necessary and whether the need for restatement resulted from a material weakness in controls. Such an evaluation should be based on all the facts and circumstances, including the probability of occurrence in light of the assessed effectiveness of the company’s internal control, keeping in mind that internal control over financial reporting is defined as operating at the level of “reasonable assurance.”

The Company believes that the same facts and circumstances evaluation that the Staff would apply to Section 404 should also be applied to an evaluation of disclosure controls and procedures. It also believes that the facts and circumstances relating to its definition of reporting units do not lead to a conclusion that there is any issue relating to the effectiveness of its disclosure controls and procedures.

8.	We note that in 2005, you launched a process to evaluate your internal controls and developed action plans related to documentation of procedures, separation of tasks and information technology security. However, this disclosure does not clearly describe whether there were any changes in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please revise your disclosures to comply with Item 15(d) of Form 20-F. In your response, please show us what your revised disclosures will look like, based on facts as of December 31, 2005.

Response.

There were no changes to the Company’s internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The action plans relate to improvements that the Company planned to make (and has now made or substantially made) as part of its Section 404 implementation program, but they do not materially affect the Company’s internal control over financial reporting.

The Company notes that its future disclosures will look significantly different, as it will be required to report on management’s evaluation of internal control over financial reporting pursuant to Section 404. The facts as they existed as of December 31, 2005 would have been evaluated under a completely different disclosure standard had Section 404 been applicable. Based on the disclosure standards applicable to the 2005 Form 20-F, the Company does not believe that any changes are necessary on the basis of the facts that existed on December 31, 2005.

U.S. Securities and Exchange Commission, page 11

Financial Statements

Consolidated Income Statement, page F-3

9.	We note that you present your income statement based on the function of expense. Please tell us where you have disclosed the information required by paragraph 93 of IAS 1 regarding the nature of expenses.

Response.

Our consolidated income statement presents a classification of expenses based on their function as proposed by Paragraph 88 of IAS 1. To comply with Paragraph 93 of IAS 1, and considering paragraph 31 of IAS 1, we have also disclosed information based on the nature of expenses where we have considered such information to be sufficiently material for it to be disclosed separately. In particular, in our 2005 Form 20-F we provided employee cost (see Note 25 “Operating income”) and depreciation and amortization expense (see Note 25 “Operating income”).

10.	Please tell us what consideration you gave to paragraph 8l(b) of IAS 1, as we note that you present a net amount of finance costs (income) on the face of your income statement rather than a gross finance costs amount.

Response.

We present interest expense net of interest income on the face of our consolidated income statement as a line item, “Finance costs, net,” and we believe this presentation to be compliant with paragraph 81(b) of IAS 1. In accordance with paragraph 30 of IAS 1, we believe that interest income for the years ended December 31, 2005 and 2004, was not material enough compared to interest expense to justify a separate presentation on the face of our consolidated income statement. However, in accordance with Paragraph 30 of IAS 1, we believe that interest income was sufficiently material to be presented in the notes separately, and we provided such separate presentation in Note 26 “Finance costs, net” to our consolidated financial statements for the years ended December 31, 2005 and 2004.

In future filings, to the extent applicable, we may consider amending the presentation of our income statement should interest income be sufficiently material to be presented separately, in accordance with Paragraph 30 of IAS 1.

Consolidated Cash Flow Statement, page F-4

11.	Citing relevant accounting literature, please tell us your basis for starting your consolidated cash flow statement based on net income for the year attributable to equity holders of the parent, rather than, for example, net income.

Response.

In accordance with Paragraph 18 of IAS 7 Cash Flow Statements, Veolia Environnement applies the indirect method to report its cash flows from operating activities. Under Paragraph 18 of IAS 7: “An entity shall report cash flows from operating activities using either:

U.S. Securities and Exchange Commission, page 12

(a)	the direct method, whereby major classes of gross cash receipts and gross cash payments are disclosed; or

(b)	the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.”

Paragraph 20(b) of IAS 7 identifies minority interests as a non-cash item to be adjusted from net income when using the indirect method. Pursuant to the provisions of Paragraph 20 of IAS 7: “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss for the effects of:

(a)	changes during the period in inventories and operating receivables and payables;

(b)	non-cash items such as depreciation, provisions, deferred taxes, unrealized foreign currency gains and losses, undistributed profits of associates, and minority interests (emphasis added); and

(c)	all other items for which the cash effects are investing or financing cash flows.”

As a result, upon application of Paragraphs 18 and 20(b) of IAS 7, Veolia Environnement presents its net income in its consolidated statement of cash flows as earnings for the year attributable to equity holders of the parent.

12.	Please reconcile the following for us:

•	Minority interest of €216.4 million on the statement of cash flows versus €137.5 million on the income statement for the year ended December 31, 2004.

•	Income tax expense of €309.5 million on the statement of cash flows versus €184.1 million on the income statement for the year ended December 31, 2004.

Response.

In compliance with IFRS 5 “Non Current Assets held for Sale and Discontinued Operations”, the cash flow statement must include the flows related to activities to be disposed of.

The reconciliation of minority interests in the income statement and the cash flow statement on December 31, 2004, was as follows:

Minority interests in the income statement	137.5
Minority interests for discontinued activities (Note 30)	78.8
Rounded	0.1

Minority interests in the cash flow table	216.4

U.S. Securities and Exchange Commission, page 13

The reconciliation of tax in the income statement and the cash flows table at December 31, 2004, was as follows:

Taxes in the income statement	(184.1)
Taxes for discontinued activities (Note 30)	(42.7)
Taxes linked to the disposal of discontinued activities (Note 30)	(92.5)
Others	9.8

Taxes in the cash flow statement	(309.5)

Consolidated Statement of Changes in Equity, page F-5

13.	We note that you have elected to recognize actuarial gains and losses related to your employee benefit plans immediately, outside profit and loss, pursuant to paragraph 93A of IAS 19. In light of this election, please tell us your consideration of paragraph 93B of IAS 19, as it appears that you have presented a consolidated statement of changes in equity, rather than a statement of recognized income and expense.

Response.

The Company elected early application of IAS 19, as revised as of January 1, 2005. As a result, the actuarial profit and loss for the on-going financial year are recorded directly in equity. Gains and losses recognized in accordance with IAS 19 as revised were presented in Note 18 “Equity”, in a schedule erroneously translated as “Comprehensive income.” This table discloses the information required by paragraph 96 of IAS 1, which details what should be included in a Statement Of Recognized Income and Expense. This information is included in the notes to the financial statements rather than as a financial statement. Instead, the financial statements present a table of change in equity, which, itself, should be included in the notes to the financial statements according to § 93B of the IAS 19 standard.

In our 2006 Form 20-F, we will modify this presentation to include a Statement of Recognized Income and Expense as a financial statement, and the table of change in equity will be included in the notes to the financial statements.

Notes to Financial Statements

General

14.	Please tell us your consideration of paragraph 36 of IAS 1 with respect to the presentation of comparative information throughout your notes. For example, we note that you did not include comparative information regarding movements in goodwill, other intangible assets, publicly owned utility networks, associates and other investments, and your goodwill and other intangible asset tests, among others. Please be advised that the above list is not comprehensive, but simply represents examples where comparative information has not been included.

Response.

To prepare the financial information presented in its annual document with the Commission, the Company complied with the General Instruction G to Form 20-F, which allows an eligible foreign private issuer to omit, its first year of reporting under IFRS, the earliest of the three years of financial statements. Consequently the financial information provided in the Company’s 2005 Form 20-F is similar to the information provided to

U.S. Securities and Exchange Commission, page 14

investors on the Company’s primary exchange and complies with the provisions of IFRS 1 “First Time Adoption of International Financial Reporting Standards.” IFRS 1 paragraph 36 indicates that a company complies with IAS 1 by providing at least one year of comparative information. This was achieved by the presentation of the Company’s 2004 IFRS income statement and its December 31, 2004 IFRS balance sheet. For its tangible and intangible assets, the Company complied with the requirements of paragraph 73(e) of IAS 16 and paragraph 118(e) of IAS 38 by providing a reconciliation of the carrying amount at the beginning (i.e. as of December 31, 2004) and end of the period (i.e. as of December 31, 2005) in the notes to the financial statements.

The Company will disclose 2005 and 2006 movements in its 2006 Form 20-F, and the movements for 2005, 2006 and 2007 in the following year’s Form 20-F filing.

15.	We note disclosures on the following items, which appear to be non-GAAP measures. Please tell us your basis in IFRS for including these amounts and your consideration of the requirements of Item 10(e) of Regulation S-K.

•	Net financial debt, page F-10

•	Disclosures of non-recurring amounts without further explanation of the nature of these amounts, page F-30

•	ROCE, page 44

Response.

Net Financial Debt

The Company has included the definition of “net financial debt” in Note 1.18 to its consolidated financial statements in order to allow the reader to understand the Company’s “financing rate,” which is set forth in Note 26 to the financial statements. Net financial debt constitutes the denominator for this calculation, while the numerator is “finance costs, net.” The Company also uses net financial debt as an indicator to monitor its overall liquidity position (see Item 5) and as one factor in determining the variable compensation of senior executives (see Item 6). The Company will revise the drafting in its future filings in order to make this more clear. The Company questions whether “net financial debt” is in fact a non-GAAP financial measure under Item 10(e)(2) of Regulation S-K. Nonetheless, the Company believes that its disclosure would be in compliance with Item 10(e) even if “net financial debt” were considered to be a non-GAAP financial measure, so it is not necessary for the Staff to address this question.

Non-recurring amounts

The use of the non-recurring amounts disclosed in Note 32 to the financial statements is described in the 2005 Form 20-F as follows. Recurring operating income is used to calculate ROCE (Item 5; see below for discussion of ROCE). It is also used to determine the level of variable compensation of senior executives (Item 6). As with net financial debt, the Company will revise its future disclosure to make this more clear.

U.S. Securities and Exchange Commission, page 15

ROCE

The disclosure cited by the Staff is summary disclosure in the “overview” section of Item 4. Detailed disclosure regarding ROCE is set forth in Item 5 under the heading “Management of Investments – Return on Capital Employed (ROCE).” In that Section, the Company explains that it uses ROCE as a measurement tool to manage the profitability of its contracts globally. If the Company uses the term ROCE in its “overview” disclosure in the future, it will provide an appropriate cross-reference to ensure that the reader is able to review the disclosure regarding the use of this term.

Note 1– Accounting principles and methods, page F-6

Note 1-2. Preparation of 2004 figures in accordance with IFRS page F-6

16.	Citing relevant accounting literature, please tell us more about your election to add back your discounted receivables. In this regard, please tell us more about the nature of these receivables, how you accounted for these receivables under French GAAP, how you are accounting for these receivables under IFRS from January 1, 2004, and your basis under IFRS for your accounting. In addition, please tell us whether your accounting under IFRS gave rise to a difference between IFRS and US GAAP. Citing relevant accounting literature under US GAAP, please tell us why or why not. In addition, if you have determined that your accounting under IFRS differs from that of US GAAP, please tell us where you have reflected this difference.

Response.

To optimize its financing, the Company used a French mechanism called “Loi Dailly” that is governed by articles L.313-23 to L.313-35 of the French Monetary and Finance Code, which instituted this special mechanism for transfer of trade receivables to banks. Legally, the “Dailly” mechanism is considered to be a transfer of ownership of the receivables done with recourse for the transferee, particularly as regards the risk of debtor default. French accounting principles for derecognition of trade receivables are driven by a legal approach for the transfer of contractual rights to receive the cash flows from the financial asset and not by a risk and reward analysis. As such, the transfer of the ownership of receivables to the transferee leads to derecognition of the receivables in the balance sheet of the transferor under French GAAP.

On January 1, 2004, the Company adopted IFRS standards to present its primary accounts and used the option mentioned in paragraph 27 A of IFRS1, and applied the derecognition provisions of the IAS39 standard as from September 30, 2003.

An analysis of the recourse granted to transferees shows that Veolia Environnement kept substantially all of the risks and rewards of ownership of the transferred receivables. In accordance with the provisions of paragraph 20 (b) of IAS39, Veolia Environnement continued to recognize these receivables on its opening IFRS balance sheet, while recording the financing on the liability side.

Under U.S. GAAP, these transfers of trade receivables were reviewed under the provisions of paragraph 9 of FAS 140 that provides that receivables shall be derecognized only if control is surrendered, which implies that the three conditions set forth in this

U.S. Securities and Exchange Commission, page 16

paragraph are met. This review led the Company to consider that derecognition criteria were not met as of January 1, 2004 and consequently these receivables were kept on the Company’s balance sheet for U.S. GAAP purposes. This was an item of reconciliation between French and U.S. GAAP in the Company’s 2004 Form 20-F.

Note 1-9. Business Combinations, page F-7

17.	You state that management assesses operating performance at the level of country per business segment. However, you also state on page F-58 that you only have five operating segments: Water, Waste Management, Energy Services, Transportation and FCC. Please explain, in detail, your consideration of paragraph 10.b of SFAS 131. Given that management assesses performance at the level of country per business segment, it would appear that this level represents your operating segment under US GAAP, and that you are aggregating your operating segments pursuant to paragraph 17 of SFAS 131 to establish your five reportable segments. Please advise. If so, please identify for us each of your operating segments and your basis for aggregating into five reportable segments under US GAAP.

Response.

The Group offers services to public and private customers around the world, consisting mainly of water distribution and treatment, waste management, energy services (heating) and public transportation. In order to take into account the diversity and local character of these activities, which are undertaken at a large number of sites and as a part of different contracts, the Group’s relations with customers are both operationally and legally decentralized. The nature of the Group’s activities also explains the absence of commercial integration of the Group’s major operations, as well as the limited character of its group-wide departments, which primarily include cash management, purchasing, research and development, training and insurance (excess and umbrella).

The Group’s internal reporting system is organized according to similar business activities (internally denominated “divisions” as set forth in their contracts (water distribution and treatment, waste management, heating and public transportation)), categorized first by country then by geographical zone and finally on a worldwide basis. The management structure is applicable to the entire Group, and the chief operating decision maker, as this term is defined in SFAS 131, reviews operating results of the divisions to make decisions about allocation of resources and to assess their performance.

For purposes of the segment financial information that is required to be included in its Form 20-F prepared on the basis of the primary accounts, and pursuant to the application of SFAS 131 to its internal structure, the Group has identified Water, Waste Management, Energy Services and Transportation as its “operating segments”. These “operating segments” share the following characteristics: (i) their activities are grouped within a single holding company, the management of which reports directly to the chairman of the Group; (ii) the Group determines the allocation of capital for each of the operating segments and sets its objectives; (iii) performance is monitored primarily with respect to these operating segments; (iv) each operating segment has its own coherent business strategy, market and technical expertise; and (v) each operating segment integrates its different activities according to its own value chain.

U.S. Securities and Exchange Commission, page 17

As they are not aggregated, the Company considers its operating segments to be “reportable segments.”

Note 1-10. Asset Impairments, page F-7

18.	We note that your cash generating units (CGU) correspond to a country in each division. Based on your discussion of your business and MD&A, it appears to us that the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets may be at a lower level than that of the country. For example, we note that your acquisitions and disposals appear to be at a level lower than country in each division. As such, based on paragraph 69 of IAS 36, it would appear that your CGU’s may be at a level more consistent with the level at which you make acquisitions and dispositions. Further, based on your disclosures on page F-51, it appears that you previously monitored goodwill at a level lower than your current CGU level. It is unclear why, for business purposes, you would now monitor goodwill at a higher level. Accordingly, please provide us with your analysis of CGUs and how you have determined that this is the appropriate level to perform your goodwill impairment analysis.

Response.

The Group’s development is ensured by obtaining contracts through public tenders. These contracts are generally embedded in dedicated companies or obtained through the acquisition of companies. Once these contracts have been obtained or acquired, the new activities are attached to an operational unit that corresponds to a country/business line crossing.

Veolia Environnement determined at which level goodwill should be allocated and tested for impairment in accordance with Paragraphs 80, 81 and 82 of IAS 36. For this purpose, the Company considered the following key criteria in establishing the level at which goodwill should be allocated and tested for impairment: (i) the level at which the return on investment is measured by the Group’s management; (ii) the level at which the business strategy is defined; (iii) the separability of businesses and cash generating units; (iv) the similarity of business models; and (v) any rationale for allocating goodwill between cash generating units, such as the existence of synergies, or significant and key shared assets or functions, as applicable.

Our analysis led to the conclusion that our operational units correspond to cash generating unit according to IAS36, and that goodwill should also be tested at this level, because the concessions and contracts managed at the level of each operational unit have similarities in terms of clients and contractual models as more detailed in Note 38 “Concession contracts”. In addition, the commercial references which enable us to win public tenders, involving a contract award or privatization, are appreciated at the national level. Finally, common resources (management and support) are managed per activity and per country.

As a result of our cash generating unit determination as indicated above, we performed an initial testing of goodwill that led the Group to maintain the impairment accounted for French GAAP purposes only for the Waste activities in Israel, Energy

U.S. Securities and Exchange Commission, page 18

Netherlands and Transportation Scandinavia, countries that were determined as cash generating units on a stand alone basis (respectively for -€2 million, -€8.3 million and -€70 million, and negative goodwill was written back for a total of €7.8 million).

The Group’s regularly disposes of businesses corresponding to parts of operational units. This was the case in 2005 with the nuclear activities of Clemessy and the facility management activities of the Energy Germany cash-generating unit. In compliance with IFRS5 § 4, the partial disposal of the nuclear activity and the facility management activities led to partial disposals of CGU Clemessy and Energy Germany which, in Note 25 “Operating income”, took the form of “Impairment losses or goodwill”. The Company will clarify the drafting in its future filings.

Note 1-11. Inventories, page F-8

19.	In future filings, please disclose the method you use to determine the cost of inventory. See paragraph 36(a) of IAS 2.

Response.

We do not consider the inventories account to be significant at the level of the Group. As of December 31, 2005, out of a total of €646 million, €382 million represented raw materials and supplies and €216 million represented work in progress. On this basis and in accordance with Paragraph 31 of IAS 1, we do not consider the amounts to be material enough to require separate disclosure.

Note 1-13. Provisions, page F-8

20.	You state that you discount your provisions if the impact is material. Please tell us whether you discount your provisions under US GAAP and if so, your basis for doing so. Please also tell us the amounts recognized in your balance sheet and income statement for each period presented.

Response.

In accordance with IAS 37 §45, “Where the effect of the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation.”

Except for provisions for pensions and other employee benefits, discounting of provisions relates mainly to asset retirement obligations which cover long-term expenditures, and which are disclosed in Note 19 “Non-current and current provisions” and amounted to €262 million and €306.3 million for the years ended December 31, 2004 and 2005 respectively. Under U.S. GAAP, these provisions are determined in accordance with the provisions of SFAS143 “Accounting for Asset Retirement Obligations”.

Note 1-14. Financial instruments, page F-8

21.	You state on page F-9 that in the case of cash flow hedges, deferred gains or losses recognized in equity are released to the income statement in line with the recording of the items hedged. Please clarify for us and in future filings whether you release these gains or losses to the income statement when the asset acquired or liability assumed affects the income statement, consistent with paragraph 97 and 98.a of IAS 39, or whether you

U.S. Securities and Exchange Commission, page 19

release these gains or losses to the balance sheet as part of the carrying value of the asset acquired or liability assumed, when that asset or liability is recorded, consistent with paragraph 98.b of IAS 39. If the latter, please:

•	confirm that you only apply this policy to hedges of forecast transactions that result in the recognition of non-financial assets and liabilities.

•	with respect to your policy for releasing deferred gains and losses from equity related to cash flow hedges of forecast transactions that result in the recognition of financial assets and liabilities, confirm to us that you comply with paragraph 97 if IAS 39 and disclose this policy in future filings.

•	if material, please quantify and disclose in future filings the effect of the difference between the accounting pursuant to paragraph 98.b of IAS 39 and 31 of SFAS 133.

Response.

The Company applies paragraphs 97 and 98(a) for cash flow hedge forecasted transactions and recognizes gains or losses related to these hedges only when acquired financial and non-financial assets or financial and non-financial liabilities affect profit and loss.

22.	With respect to your cash and cash equivalents:

•	Please describe for us the nature and terms of your UCITS. In addition, citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for classifying UCITS as part of cash and cash equivalents.

Response.

To qualify as a cash equivalent, an investment has to meet the four criteria under paragraph 6 of IAS 7: it must be a short term investment, highly liquid, readily convertible, and subject to insignificant risk of changes in value. In addition, the investment must satisfy the provisions of paragraph 7 of IAS 7, which requires that it be readily convertible to a known amount of cash, be subject to an insignificant risk of changes in value and normally have a maturity of less than three months from the acquisition date.

Veolia Environnement’s instruments include UCITS which qualify as “OPCVM Monétaires Euro” under the French Autorité des Marchés Financiers (the “AMF”) Instruction No.2005-02. In its March 6, 2006 release, the AMF ruled that such “OPCVM Monétaires Euro” were deemed to satisfy the above criteria in substantially all cases.

For U.S. GAAP purposes, the Company considers that these “OPCVM Monétaires Euro” comply with the provisions of paragraph 8 of FAS 95 as they are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

•	You state that cash equivalents include deposits with a maturity of less than three months. Please confirm to us and revise, in future filings, that your cash equivalents only include those deposits with a maturity of less than three months at the time of acquisition. See

U.S. Securities and Exchange Commission, page 20

paragraph 7 of IAS 7 and paragraph 8 of SFAS 95. Please also confirm the same is true for your negotiable debt instruments and revise your future filings accordingly.

Response.

As indicated in our response above, we believe that our investments classified as “cash equivalents” meet the definition in paragraphs 6 and 7 of IAS 7 and paragraph 8 of SFAS 95. The certificates of deposit used by the Company are either overnight or with a facial maturity date of less than three months at inception.

Our €166 million of negotiable debt instruments are held for the purpose of meeting short- term cash commitments. These negotiable debts have a maturity date at inception of more than three months but are considered cash equivalents as they are repayable on demand for their notional amount plus any capitalized interest (based on EONIA). Therefore, these debt instruments are readily convertible to known amount of cash and present insignificant risk of changes in value because of changes in interest rates.

Note 34-Derivative instruments accounting position and market risks management page F-31 (page F56)

23.	For each period presented, please tell us the amounts recognized in goodwill, borrowings and financial income/expense as a result of the minority interest put options. If material, citing relevant accounting literature, please tell us the basis for your accounting under US GAAP. In addition, if material, in future filings, please disclose the terms of the options, including the expiration dates, the exercise periods, and the amounts involved.

Response.

In certain of our shareholders agreements, we have conditional commitments to purchase minority interest in certain of our consolidated subsidiaries.

The impact of the accounting for put options on our Balance Sheet and our Income Statement as of December 31, 2005 and as of December 31, 2004 is the following (amounts in millions of euros):

As of	Goodwill	Financial Debt	Minority Interest
December 31, 2005	71.4	177.6	(106.1)
December 31, 2004	45.0	113.9	(68.9)

The impact in financial income/expense is not material. We will provide a breakdown of our overall exposure by expiry dates in future filings. We do not believe that any other terms are material to investors.

As described below, the accounting treatment for put options on minority interests is different under IFRS and U.S. GAAP.

Under IFRS, Paragraph 23 of IAS 32 states that a written put option that gives the counterparty the right to sell an entity’s own equity instruments and that is to be gross settled, whether for a fixed or variable price, should be recognized as a financial liability at the present value of the amount payable. IAS 27 considers minority interests as equity for the purpose of the consolidated financial statements. Thus a financial liability should be

U.S. Securities and Exchange Commission, page 21

recognized for the amount potentially payable under a written put option held by the holder of minority interest in a subsidiary. However, after initial recognition of the liability, IFRS doe not provide guidance regarding the other side of the journal entry or how the liability should be accounted for subsequently.

We have opted for the following accounting policy. As required under IAS 27, minority interests are attributed their portion of the profits and losses of the subsidiary (including other changes in equity, such as dividends). However, based on the requirements of Paragraphs 23 and AG 29 of IAS 32, as a result of the classification of the put option as a financial liability, the minority interest is deemed to be derecognized as of each balance sheet date. This accounting treatment brings forward the potential acquisition of the minority interest and therefore the accounting at the balance sheet date replicates the accounting that would be applied if the option were exercised.

Accordingly, any difference at the balance sheet date between the present value of the amount payable under the put option and the minority interest derecognized is accounted for as goodwill. The effect of undiscounting the liability is recorded in earnings.

With regard to U.S. GAAP, EITF Issue No. 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary” addresses the accounting for derivative instruments indexed to the stock of a consolidated subsidiary. In EITF Issue No. 00-6, the Staff communicated its position that written options, including options on the stock of a subsidiary, generally should be carried at fair value with changes in fair value recognized in earnings. As a result, under U.S. GAAP, we should recognize the put options on subsidiaries’ stock at fair value and recognize changes in fair value in earnings.

All the purchase prices of our written puts on minority interest are determined based on the fair value of the underlying shares. As a consequence, the fair value of the commitment is zero. In rare cases, the purchase price is fixed but below the actual market price of the shares, and the fair value of the corresponding option is insignificant. This difference is presented in Note 50 of the 2005 Form 20-F.

Note 1-15. Pension plans and other employee-related obligations, page F-9

24.	We note that you early adopted IAS 19 (revised) as of January 1, 2005. Please tell us and disclose, in future filings, how you accounted for your pension and other employee-related obligations in 2004, particularly with respect to your accounting for actuarial gains and losses.

Response.

As disclosed in Note 1.15 “Pension plan (IAS 19) and other employee-related obligations,” the Group adopted IAS 19 (revised) as of January 1, 2005, and recognizes actuarial gains and losses through the period in which they occur outside of profit and loss.

In accordance with §20 of IFRS 1, a first time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. Net cumulative losses of €124 million have been recorded as of January 1, 2004. For its first IFRS 2004 financial statements, the Group applied paragraph 92 of IAS 19. Consequently, it recorded a €1 million gain in its December 31, 2004 IFRS income statement (or 0.26% of its net income). See Note

U.S. Securities and Exchange Commission, page 22

28 “Reconciliation of French GAAP and IFRS Equity as of January 1, 2004 and December 31, 2004 and reconciliation of 2004 Net Income” in the 2004 Form 20-F.

In addition, the Group detailed the information related to the changes in the provisions related to its actuarial gains (€ 21.7 million) and losses (€ 45.7 million) before tax for the year ended December 31, 2004 in the 2005 Form 20-F, Note 35 “Employee benefits”. Had the Company applied the revision of IAS 19 for its December 31, 2004 financial statements filed as comparative information in its 2005 Form 20-F, it would have reduced its net equity by €15 million (or 0.30%).

Note 1-17. Revenue (IAS 18), page F-10

25.	Please tell us the following regarding your revenue recognition policy:

•	You state that revenue is equal to the fair value of goods and services for which the risks and rewards of ownership and the control thereof have been effectively transferred to the buyer. Please confirm to us that your revenue recognition policy meets each of the criteria in paragraphs 14 and 20 of IAS 18. Please also revise your disclosures in future filings to disclose your compliance with the criteria in paragraphs 14 and 18. In your response, please show us what your future revisions will look like.

Response.

The Group’s revenue recognition policy complies with the provisions of paragraphs 20 and 14 of IAS 18 and requires:

•	The existence of an agreement between the parties which documents that the revenue can be reliably measured;

•	The delivery of goods or the execution of a service demonstrating a transfer of the risks and rewards attached to such goods/service;

•	A reasonable assurance that receivables will be recovered; and

•	The costs or the costs to be incurred and for transaction involving services the cost to complete associated with the transaction can be measured reliably.

Incidental to its activities of rendering services, the Company manages some construction activity for which revenue is recognized in accordance with the provisions of IAS 11.

In future filings we will enhance our disclosure related to revenue recognition to include the following paragraph:

“REVENUE:

The Company derives its revenue from the sales of goods or the rendering of services and recognizes revenues only when all the following criteria are met:

•	The existence of an agreement between the parties which documents that the revenue can be reliably measured;

U.S. Securities and Exchange Commission, page 23

•	The delivery of goods or the execution of a service demonstrating a transfer of the risks and rewards attached to such goods/service;

•	A reasonable assurance that receivables will be recovered; and

•	The costs or the costs to be incurred and for transaction involving services the cost to complete associated with the transaction can be measured reliably.

Incidental to its activities of rendering services, the Company manages some construction activity for which revenue is recognized in accordance with the provisions of IAS 11.”

•	For each revenue stream, please tell us and disclose in future filings details regarding the nature of each revenue stream, relevant terms associated with each revenue stream, and the specifics of when, in practice, each of the criteria in paragraphs 14 and 20 are met for each revenue stream and revenue is recognized. In your response, please show us what your future revisions will look like.

Response.

Note 24 “Revenue” provides a breakdown of the Group’s revenue by (i) sale of goods; (ii) provision of services; (iii) construction contracts; (iv) revenue from IFRIC 4 financial receivables; and (v) financial receivables in advance.

Sales of goods correspond to business activities linked to the management of Water Division distribution and wastewater treatment and to the sale of products that come from the Veolia Propreté’s recycling activities. The revenue associated with these sales is usually recorded at the time of physical delivery of the goods concerned, which certifies transfer of the risks and advantages inherent in the ownership of the goods.

The bulk of our revenues is derived from the sale of services in all of our Divisions and relates mainly to our (a) Waste treatment Division for the collection, treatment and recovery of waste such as burying, incineration and composting; (b) Water Division to distribution and other services such as treatment of waste water; (c) Transportation Division to operation of buses or railways networks as well as freight and passenger transport; and (d) Energy services Division to heat distribution (heating networks), thermal services, and public lighting services. This type of service involves the performance of a service that is contractually agreed (type and price) with the client (public or industrial) within a set period of time.

The revenues associated with these services are recorded as and when the services are performed and it is probable that the benefits will flow to the Company. As indicated above, the performance of the services requires the existence of an agreement with the third party which indicates the agreed upon price for the service, and accurate information as to the costs associated with the services provided. More specifically, the invoicing base corresponds to the tonnage incinerated/treated, the volume of water delivered/treated, the number of transport tickets and the thermal power provided.

Construction contracts mainly correspond to the design and construction of the infrastructure necessary for operating water services. The conditions under which the

U.S. Securities and Exchange Commission, page 24

revenue is recognized comply with the provisions of the IAS11 (see question 31 for additional detailed information).

As indicated in Note 1.20 “Accounting policies specific to environmental services activities”, contracts accounted for under the provisions of IFRIC 4 interpretation are mainly performed for industrial or private clients most of which are BOT (“Build Operate Transfer”) contracts. The service includes financing the construction of property/specific installations for a client and also operating the property concerned. The revenue associated with building the property is recognized in accordance with the provisions of IAS 11 for construction contracts and classified under the section “IFRIC 4 loans” (cf. Note 1.17 “Revenue”). This revenue is recognized based on the percentage of completion at each closing period and determined on the basis of actual and expected costs. Interest charges associated with the construction phase of these contracts are invoiced to the client and recognized in revenues – under the section “IFRIC 4 loans income.” This interest is recorded in revenues when construction starts. It represents the remuneration of the builder-lessor. Revenue associated with operating phase complies with the requirements for recognition of delivery of services.

•	Citing relevant accounting literature, for each revenue stream, please tell us how your revenue recognition policy under IFRS also complies with US GAAP.

Response.

As described above, the Company has not identified differences between its revenue recognition policy related to sales of goods or rendering of services that are recognized in accordance with the provisions of paragraphs 14 and 20 of IAS 18 and SAB 104. The Company did not identify differences in the way it recognizes revenues related to its construction contract for IFRS purposes and the requirements of SOP 81-1. The reconciling items related to the IFRIC 4 contracts (see Note 50C “reconciliation of shareholders’ equity and net income to U.S. GAAP”) are not related to a difference in the Company’s revenue recognition criteria under the provisions of EITF 01-08, but are due to retrospective versus prospective application of these two standards.

•	In future filings, please revise your critical accounting policies to disclose the nature of the estimates you make with respect to the recognition of your revenue, the assumptions and uncertainties associated with these estimates, the risks that your assumptions will change, and the extent to which your actual historical results have differed from your estimates. In your response, please show us what your future revisions will look like.

Response.

The Company does not believe that this topic involves significant estimates, judgments or other subjective elements. As a result, the Company does not propose to add a discussion to its “critical accounting policies” disclosure.

•	You state that revenue excludes fees and taxes collected on behalf of local authorities when there is no risk of payment default by third parties. Please tell us how you account for and classify these fees and taxes when there is risk of payment default and your basis under IFRS and US GAAP for your accounting and classification. In future filings, please disclose your policy for these fees and taxes when there is risk of payment default. In your response, please show us what your future revisions will look like.

U.S. Securities and Exchange Commission, page 25

Response.

The Company collects taxes on public service contracts only. In almost all of such contracts we are not responsible for taxes not collected and consequently do not run a risk of default/credit of the third party debtor. Because the Company performs the function of a collection agency, in accordance with the provisions of IAS 18, paragraph 8, it does not account for such taxes as a component of its revenue.

In cases where the Company runs the risk of non-payment by a third party, the sums invoiced are recorded under revenues in accordance with the provisions of IAS 18. For the purposes of applying U.S. GAAP to these revenues, the Company considers the provisions of SAB 104 and has not identified differences with its IFRS accounting treatment. The Company has recognized €2.1 billion of revenues associated with such taxes for the years ended December 31, 2005 and 2004 respectively.

In future filings, the Company will clarify its disclosure in the second paragraph of Note 1-17 to read “…fees and taxes collected on behalf of local authorities are excluded from revenue when the Group does not bear the risk of payment default by third parties” (substitution of “the Group does not bear the” for “there is no”).

•	In future filings, please disclose your policy regarding when you recognize financial income. In your response, please show us what your future revisions will look like.

Response.

The Company’s financial income is due primarily to interest on loans (see Note 27 “Other financial income and expenses”) for which the recognition method is indicated in Note 1.18 “Loan income calculated using the amortized cost.”

Note 1-19. Income taxes, page F-10

26.	You disclose that deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the enactment date. Please confirm to us that you measure these amounts using tax rates that have been enacted or substantively enacted by the balance sheet date for the appropriate jurisdiction in accordance with paragraphs 46-49 and 51-52 of IAS 12. In addition, if material, please quantify and disclose the difference between this accounting and US GAAP, which does not permit the use of substantively enacted tax rates.

Response.

We confirm that the Company complies with the requirements of IAS 12. For the purposes of preparing the financial statements included in its 2005 Form 20-F, the Company used the tax rates that were rates that have been enacted, as there were no rates that were substantively enacted. Consequently, there is no difference between this treatment and U.S. GAAP relative to taxes as regards this aspect.

Note 1-20. Accounting policies specific to environmental services activities, page F-10

27.	Please tell us the following with respect to your environmental services contracts accounted for under IFRIC 4:

U.S. Securities and Exchange Commission, page 26

•	Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.

Response.

The information relative to the amounts mentioned in the balance sheet (IFRIC 4 short and long-term receivables) and the income statement – under Revenue – is presented respectively in Notes 10-14 and Note 24.

The financial receivables relating to the IFRIC 4 contracts represent approximately 80% of all financial assets- €1,826.5 million at the end of 2004, and €2,065.4 million at the end of 2005.

•	Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have.

Response.

Apart from provision of a service, these contracts incorporate a service of financing a specific installation or property on behalf of the partner. The contracts are signed with an independent entity, usually an industrialist or a private partner. The installation/property, which enables the supply of a service (water treatment) is clearly identified in the service contract. In fact, the installation or property was designed under constraints identified by the client who is the principal beneficiary (definition of the technical characteristics and the operating constraints). The remuneration under the contract is determined for the two separate services: by the builder/financier of the installation (water treatment plant – co-generation plant) or specific property (train), and the operation of the installation or property. The remuneration received from the client typically includes a fixed or lump-sum payment covering financing of the asset, regardless of the volumes used. Under this type of contract, the installation or property is operated for the exclusive use of a third party (no possibility of own use or use for several third parties, at least not to a significant extent).

The property or installation may remain the property of Veolia at the end of the contract (these aspects are vital in the “concession and affermage contracts,” which we analyze below). We note that a similar contract could be within the scope of IFRIC 4 and the scope of IFRIC 12. IASB should amend the scope of IFRIC 4 to exclude arrangements that are within the scope of IFRIC 12. By electing early application of IFRIC 4, the Group has decided to apply IFRIC 4 on all arrangements that are within the scope even if such arrangements could be also within the scope of future IFRIC 12 (for instance some incinerators).

The breakdown of the IFRIC 4 financial receivables per type of contract was as follows on December 31, 2005:

In € billion, financial receivables in the 2005 balance sheet
Contracts with Industrialists	0.2
Incinerators and BOT	1.0
Co-generation	0.8
Others	0.1
Total	2.1

U.S. Securities and Exchange Commission, page 27

•	Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.

Response.

The IFRIC 4 contracts described previously are usually individually negotiated contracts with private entities. Consequently, the payment is made by the client. The dates when payments are received are specific to each contract. As such, the payment flows relative to the construction phase of the installation/property may be isolated or be embedded within the flows linked to the service of operating the installation/property.

•	Please tell us your consideration regarding the disclosure of the information listed in paragraph 47 of IAS 17.

Response.

The information related to IFRIC 4 type contracts is disclosed in (i) Note 1.20 for a general description of the arrangements; (ii) Note 14 for the breakdown of financial receivables – the part less then a year (current receivables); and (iii) Note 10 for the breakdown of financial receivables - the part more than a year (non-current receivables).

The Company acknowledges that this information could be read as not being fully responsive to the requests of paragraph 47 of the standard. We will expand our disclosure in subsequent filings, particularly with regard to the breakdown of financial receivables between one and five years.

•	You state that where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, you recognize a loan. Please tell us your accounting where the lease does not transfer the risks and rewards of ownership.

Response.

If an arrangement is within the scope of IFRIC 4, the embedded lease arrangement should be analyzed in accordance with IAS 17. The Group performs an analysis of the transfer of risks, and if the operator substantially carries the risks and rewards inherent in ownership of the asset, the operator records it in its assets. Inversely, if the operator substantially transfers the risks and rewards inherent in ownership to a third party, the operator records a financial receivable. Where the risks and rewards are not transferred, the contract is qualified as an “operating lease” and in this case the Group, as lessor, should either (i) keep the property underlying the contract in its balance sheet by respecting the rules of IAS 16, Tangible Assets (i.e. approach per component, etc.) or (ii) record the payments received, on a straight-line basis over the term of the contract, under revenue. This implies a distinction between payments received in terms of the operating lease contract and other payments (service).

All of the Group’s IFRIC 4 contracts qualify as capital leases.

U.S. Securities and Exchange Commission, page 28

•	We note that during the build portion of your contract, you recognize revenue in accordance with IAS 11. Please tell us how you recognize revenue and costs, if at all, during the operate and transfer portions of your contracts.

Response.

If an arrangement contains a lease, §12 and §13 of IFRIC 4 require that payments and other consideration required by the arrangement be separated at the inception of the arrangement or into those for the lease and those for other elements on the basis of their relative fair values.

According to §42 of IAS 17, a lessor should recognize selling profit & loss in accordance with the policy followed by the entity. Because, the sale of infrastructure is within the scope of IAS 11, the Group recognizes construction revenue as presented in our answer to question 31.

At inception or at each reassessment of the arrangement, we identify the payments allocated to the construction and financing portions of the contract. The only payments that are recognized as financial receivables are the flows associated with construction. According to § 44 of IAS 17, the sales revenue recognized at the commencement of the lease term by a lessor is the fair value of the asset, or, if lower, the present value of the minimum lease payments accruing to the lessor, computed at a market rate of interest. The cost of sale recognized at the commencement of the lease term is the cost, or carrying amount if different, of the leased infrastructure less the present value of the unguaranteed residual value (if any). The difference between the sales revenue and the cost of sale is the selling profit, which is recognized in accordance with the entity’s policy for outright sales.

Consequently, we determine revenue as the lesser of minimum lease payments computed at a market rate of interest, and the fair value of the infrastructure, and recognize this revenue by reference to the stage of completion of the contract activity (recorded in Income from Ordinary Activities – section “IFRIC 4 loans recognized on a completion basis” – cf. note 24) as a corresponding entry for financial receivables.

The finance income is allocated over the lease term on a systematic and rational basis. This income allocation is based on a pattern reflecting a constant periodic return on the lessor’s net investment in the finance lease. Lease payments relating to the period, excluding costs for services, are applied against the gross investment in the lease to reduce both the principal and the unearned finance income.

•	Please tell us whether you receive government grants with respect to these types of contracts and if so, your accounting for these government grants.

Response.

The Company has not received significant government grants with regard to this type of contract because its customers are mainly private entities.

•	With respect to your accounting under US GAAP:

– We note that you applied EITF 01-8 prospectively, whereas you applied IFRIC 4 retrospectively. Citing relevant accounting literature, please tell us your

U.S. Securities and Exchange Commission, page 29

accounting policy under US GAAP for these contracts, prior to your adoption of EITF 01-8.

Response.

Before publication of the EITF 01-8 text in US standards, these contracts were qualified as service contracts. The revenue was recognized when the service was performed. The assets concerned were recorded as tangible assets according to ARB 43 and APB 6. The entry value of the assets in the balance sheet was based on the historic cost. (CON. 5.67). The usual amortization method was amortization over the effective lifetime of the assets (according to ARB 43 Chapter 9).

–	Please address what consideration you gave to the applicability of EITF 00-21, specifically paragraph 14, to these contracts. If you do not believe these contracts represent multiple-element arrangements, please explain in detail the basis for your conclusion.

Response.

In its U.S. GAAP financial statements, the Group applies requirement of paragraph 15 of EITF 01-08. For purpose of applying statement 13, payment and other consideration called for by the arrangement shall be separated at the inception of the arrangement or upon a reassessment of the arrangement into a) those for the lease and b) those for the other services on a relative fair value basis.

We do not identify differences with IFRIC 4 §12 and §13 requirements for arrangements within the scope of both EITF 01-08 and IFRIC 4. Paragraph 14 of EITF 00-21 limits the amount allocable to a delivered item to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.

For all the contracts within the scope of IFRIC 4 and EITF 01-08, the operator has an unconditional right to receive cash and the lessee has little opportunity to avoid payments, because the arrangement is enforceable by law. For a large majority of contracts, payments allocated to financial lease are fixed and independent of any other delivery items.

For the incinerators for instance, the payments may be suspended depending on the availability of the assets or on the operator ensuring that the infrastructure meets specify quality or efficiency requirements, but not on the number of tons incinerated. In this case, the payment retained by the local authority has been analyzed as a normal contractual clause of lease arrangement that conditions lease payments on the effective access and use of the specified assets. The Group’s analysis was confirmed by consensus reached by IFRIC members on IFRIC 12, which exclude contingencies from operational performance of the analysis.

28.	Please tell us the following with respect to your concessions and affermage contracts:

•	Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.

Response.

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The assets that are used in connection with our concession/affermage contracts are regrouped under the caption called “publicly-owned utility networks” of our balance sheet for which the Company provides information on a global basis as well as per division in Note 7 “Publicly-owned utility network.”

•	Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have.

Response.

The concession/affermage contracts are arrangements that are signed with public bodies or representatives of the authorities. These contracts relate to a service that could be qualified as of ‘general interest’ (i.e., service to the public such as wastewater treatment, waste, heating networks, or passenger transport). The contracts are operated under a strict regulatory environment that regulates the type of services to be provided, performance standards, arrangements for capital investments, prices practiced or mechanisms for adjusting tariffs. The infrastructure necessary to operate the service remains under the control of the grantor who grants use to its operator during the contract period. Finally, whenever the contract includes the initial construction of infrastructure, ownership of this infrastructure must be transferred to the grantor at the end of the contract.

•	Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.

Response.

The service may be paid either by the grantor – local authority, state, etc. (waste collection contract) or the end user (for example in the case of a water network) or by both parties. In an affermage contract, the operator takes responsibility for the operation and maintenance of an already existing asset. In a BOT (“Build Operate Transfer”) contract, the contract provides for both construction of the infrastructure as well as its operation and full rights to the asset revert to the local authority/grantor when the contracts ends. Payment from the user and/or the grantor then remunerates all phases of the contract. When the service provider is remunerated by the grantor, the dates when payments are received are specific to each contract. As such the flow of payments relative to the construction phase of the installation/property may be specifically identified or embedded into a global remuneration scheme along with the compensation for operating the service. In other cases, the service provider is remunerated by end users when specific services are rendered (water distribution for instance). In these cases, the service provider bears the risk of demand.

•	Please tell us your basis for recognizing a “publicly-owned utility network” asset on your balance sheet. In this regard, please tell us your consideration of IFRIC 4 and IAS 17. In addition, please also tell us the basis for your accounting under US GAAP, including your consideration of EITF 01-8. Specifically address how you determined that these contracts did not convey a right to use the asset, as we note that these contracts provide for “customer involvement in the determination of the service and its remuneration.”

Response.

In the absence of any finalized interpretations on service concessions at the date of first-time adoption of IFRS by Veolia Environnement, the Company has considered both the

U.S. Securities and Exchange Commission, page 31

Framework and the existing standards and interpretations, more specifically IAS 16—Property, Plant and Equipment, IAS 11—Construction contracts, IAS 17—Leases, IAS 18—Revenue, IAS 20—Accounting for government grants and disclosure of government assistance, IAS 38—Intangible assets and IFRIC 4—Determining whether an arrangement contains a lease.

As a consequence and as indicated in Note 1.20 “Accounting policies specific to environmental service activities” the Group has classified its assets either as assets related to contracts covered by IFRIC 4 or assets of concession and affermage contracts used in the context of public service contracts or contracts signed with the authorities in which the assets are returned at the end of the contract that are accounted for either under the provisions of IAS 38 on intangible assets or IAS 16 on property, plant and equipment and presented in our balance sheet under the caption “publicly-owned utility networks”. These assets do not fall under the scope of IFRIC 4 or EITF 01- 08 because of the identification of several beneficiaries/payers of services (contracts in which the payments are made by the users); the fact that it is not remote that one or more parties other than the purchaser will take more than an insignificant amount of the output that will be produced or generated by the asset during the term of the arrangement (some incinerators for instance); and the fact that payments are fixed per unit of output or equal to the current market price.

In addition, the accounting treatment of these assets in IFRS was the subject of a long doctrinal debate led by IFRIC in the 2004 and 2005 that led to a draft interpretation adopted by the IAS Board as of November 16, 2006, which the Group will apply when preparing its 2006 financial statements.

•	Please explain to us in detail your revenue and cost recognition policy under IFRS and US GAAP for these types of contracts.

Response.

The Company’s revenue and cost recognition policy is consistent with the analysis performed in accordance with IFRIC 4. Revenue on construction of infrastructure is recognized only when the contract is within the scope of IFRIC 4 and the embedded lease is considered as a capital lease. In this case, construction revenue is recognized in accordance with IAS 11 (see response to question 31) and service revenue is recognized in accordance with IAS 18. Revenues allocated to each elements of the contract are split on the basis of their relative fair value as required of §13 of IFRIC 4.

In the other cases, revenue from services contracts that qualify as concession/affermage contracts is recognized through application of the standards relative to Revenue as detailed in our response to question 31 below.

The application of interpretations relative to Concessions planned for the end of 2006 will include a suitable explanation of the conditions under which the revenue is recognized.

The revenue and cost recognition policy has been reviewed for U.S. GAAP, and no differences have been identified.

•	We note your policy in note 1-7 regarding government grants associated with all or part of publicly-owned utility networks. Please clarify whether these grants represent payment for the costs of your construction of the assets. If so, please clarify why you do

U.S. Securities and Exchange Commission, page 32

not account for these grants under IAS 11. To the extent that these grants do not represent payment to you for construction of the assets, please tell us how you recover your investment in these assets.

Response.

In our December 31, 2005 financial statements, the assets grouped under the section “publicly-owned utility networks” are recorded according to either IAS 16 on “property, plant and equipment” or IAS 38 on “intangible assets”. Investment in such assets did not lead to any revenue recognition in accordance with IAS 11. The service rendered through the use of these assets is equivalent to a classic service contract and not a construction contract, as the investment in the assets is recovered through the revenues from services rendered to the users. Depending on their type, grants received are recognized by recording a reduction of the assets (Grants related to Assets as described in § 24 and § 27 of IAS20) or revenue (id est, remuneration of the service contract – Grant related to Income as described in §29 of IAS 20).

29.	Please tell us the following with respect to your other contracts:

•	Please help us understand the magnitude of these types of arrangements through some form of quantification for each period presented.

Response.

Assets which are not attached to IFRIC 4 category and/or Concession contracts are mainly recorded under the “Property, plant, equipment” heading for an amount of €6,722 million.

•	Please specifically tell us the nature of the terms of these contracts that distinguish them from the other two types of contracts you have. In particular, please clarify whether the assets under these contracts revert to the customer at the end of the contract period.

Response.

The other “contracts” have multiple clients for the same installation or property. For example, in the case of toxic waste treatment activities, the treatment site handles waste from several clients, both industrial and public. These contracts also allow parties to set the prices practiced for the services offered (subject to competition), as there is no price regulation other than that of other competitors. Finally, there is no obligation to return the property or installation used to perform public service functions at the end of the contract, particularly in the Water Division – UK water distribution contracts and the Transport Division.

•	Please tell us the points at which you receive cash throughout the contract, either from the customer or the end user, and the specific activity that cash relates to.

Response.

The invoicing and payment conditions are specific to each contract and depend on the counterparties, which are local authorities, industrials, users or a combination, according to the activities (Water-energy distribution: users; passenger transport: local authority and users;

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waste treatment: one or more local authorities). Most of the time, the contracts are service contracts and the payment is received when the service is rendered.

•	Please tell us your basis for recognizing property, plant and equipment on your balance sheet. In this regard, please tell us your consideration of IFRIC 4 and IAS 17. In addition, please also tell us the basis for your accounting under US GAAP, including your consideration of EITF 01-8. Specifically address how you determined that these contracts did not convey a right to use the asset.

Response.

With regard to the IFRIC 4 analysis, the Company determined that these contracts did not meet the combination of the following conditions:

(a)	fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

(b)	the arrangement conveys a right to use the asset.

As the contracts reviewed do not stipulate the use of a specific asset, and the assets concerned are used with different clients without any indication of a client “which receives most of the advantages of the asset,” the Company determined that the contracts do not respect the IFRIC 4 criteria. Rather, these assets are considered “tangible assets” of the Company under the conditions set out by paragraphs 6 and 7 of the IAS 16.

The Company also reviewed these contracts under the provisions of EITF 01-08 paragraph 7 and concluded that the related assets are not used in connection with contracts for services between one party and another as these assets are usually used for servicing multiple clients.

•	Please explain to us in detail your revenue and cost recognition policy under IFRS and US GAAP for these types of contracts.

Response.

The revenue from the corresponding contracts is recorded through application of the standards relative to revenue on service contracts, as detailed in the Company’s response to question 25 above.

•	Please tell us whether you receive government grants with respect to these types of contracts and if so, your accounting for these government grants.

Response.

During the course of the contracts and depending of the economics and contractual environment, the Group may receive two types of government grants: operating grants (grants related to income); or investment grants (government grants related to assets). According to the standard IAS 20 §24 and § 27, Government grants related to assets are presented in the balance sheet by deducting the grant received from the carrying amount of the asset. According to IAS 20 §29, “Grants related to income” are recognized as revenues.

U.S. Securities and Exchange Commission, page 34

30.	We note that you will apply IFRIC draft interpretations D12, D13 and D14 beginning in 2006. Please advise us in detail why you will apply draft interpretations, instead of IFRIC 4, given that you have early adopted IFRIC 4 on January 1, 2004.

Response.

Our intention is to early adopt IFRIC 12 in 2006. As adopted on November 16, 2006, IFRIC 12 clearly states that the concessions analysis precludes any application of other standards such as IAS16 or again IAS 17 (i.e. IFRIC 4) due to the fundamental principles of the interpretation (BC20-BC29). When it published IFRIC 12, it decided to amend the scope of the Interpretation IFRIC 4 to specifically exclude contracts whose characteristics meet the IFRIC 12 criteria (cf. Appendix B – B2).

Note 1-21. Construction contracts (IAS 11), page F-11

31.	With respect to your construction contracts, please tell us the following:

•	Please tell us and disclose in future filings the types (i.e. fixed price, cost plus) of construction contracts that you enter into. For each type of contract, please disclose further details regarding the method used to determine contract revenue recognized and the stage of completion. Refer to the illustrative examples in the appendix to IAS 11. In your response, please show us what your future revisions will look like.

Response.

The Company manages construction contracts mainly within its Water Division through its subsidiary Veolia Water Solutions and Technologies, which contracts with local authorities and private third parties for the design and construction of infrastructure necessary for “water services”. These contracts represented as of December 31, 2005, a contribution of approximately 4.6% to the Group’s revenues. Construction activity relating to IFRIC 4 contracts is not material in 2005 and represents less than 0.5% of total revenue.

The price structures of the contracts depend on the type of construction and the counterparty, but the contracts are usually fixed price contracts as this term is defined in paragraph 3 of IAS 11. The revenues derived from these contracts are measured at fair value of the consideration received or receivable using the percentage-of- completion method when (i) total revenue can be measured reliably; (ii) it is probable that the receivable will be collected; (iii) the stage of completion can be measured reliably; and (iv) the associated costs can be measured reliably.

The percentage of completion method used by the Company is based on the proportion that cost incurred to date bear to the estimated total costs of the contracts, and is compliant with the provisions of paragraphs 30(a) and 31 of IAS 11. The application of IFRIC 12 in 2006 will extend the scope of the standard relative to construction contracts and will call for disclosure of additional information in future filings, which will be similar to the above response.

•	In future filings, please disclose your method of allocating general costs pursuant to paragraph 18 of IAS 11. In your response, please show us what your future revisions will look like.

U.S. Securities and Exchange Commission, page 35

Response.

The Company includes indirect construction costs in its contracts based on a rational and systematic basis depending on the type of construction. We will expand our disclosure in the Note on accounting policies addressing construction contracts in our 2006 Form 20-F. The additional disclosure will be similar to the above response.

•	In future filings, please disclose your policy regarding the recognition of revenue related to variations, claims and incentive payments. Please also disclose the amounts recognized in each period presented. In your response, please show us what your future revisions will look like.

Response.

The amount of the construction contracts operated by the Group is such that significant amendments, claims or incentive payments are immaterial to its financial statements. Consequently and in accordance with the provisions of paragraphs 31 and 108 of IAS 1, the Company does not believe that these are material enough to require specific explanatory disclosures. Whenever amendments claims or incentive payments do occur, additional revenue is recorded only when (i) the stage of negotiation with the client is sufficiently advanced such that it is probable that the client will approve the claim or the variation; and (ii) the amount of additional revenue can be calculated accurately.

It should also be noted that the Company provides in Note 37 “Construction contracts” certain additional information relative to construction contracts, such as gross amount due from or to customers and the costs and losses associated with invoices issued.

•	In future filings, please revise your critical accounting policies to disclose the nature of the estimates you make with respect to your accounting for construction contracts, the assumptions and uncertainties associated with these estimates, the risks that your assumptions will change, any changes in your estimates or assumptions for each period presented, and the extent to which your actual historical results have differed from your estimates. In your response, please show us what your future revisions will look like.

Response.

Given the limited amount of the Group’s construction contracts, the Company does not believe that additional disclosure on estimates and judgments relating to these contracts in the “critical accounting policies” disclosure is warranted.

•	We note that, “when total contract costs exceed total contract income, the expected loss is expensed immediately...” Please clarify for us and in future filings that you record a provision for a contract loss when it is probable that total contract costs will exceed total contract revenue as required by paragraph 36 of IAS 11.

Response.

The Company confirms that it applies the provisions of paragraph 36 of IAS 11 to all contracts for which a loss (excess of total estimated costs at completion over expected revenues) is probable. Note 19 “Non-current and current provisions” breaks down the amount of provisions related to long-term contracts (€45.1 million and €47.7 million as of

U.S. Securities and Exchange Commission, page 36

December 31, 2004 and 2005 respectively). In accordance with paragraph 31 of IAS 1, the Company does not believe that additional disclosures are required. Should these provisions reach a material level, we will reassess the need for additional narrative disclosure.

Note 1-22. Electricity purchase and sale contracts, page F-11

32.	Please tell us and clarify in future filings whether you had any contracts for which the fair value is recognized over the contract term due to a lack of visibility as to market liquidity. If so, please tell us and disclose in future filings the amounts involved for each period presented. In addition, if material, citing relevant accounting literature, please tell us why you record the net impact of the unwinding of these transactions in revenue and the fair value movements in operating income under IFRS and US GAAP.

Response.

At the end of December 31, 2005, the Company had only one such contract whose characteristics (maturity, notional) were described in Note 34.C “Management of Commodity Risks.” The profit and loss effects of this contract were not material to our financial statements taken as a whole. Recognition of the “day one profit” is spread over the contract term.

1-23. CO2 emission allowances, Page F-11

33.	Citing relevant accounting literature, please tell us the basis for your accounting for your emission allowances under IFRS and US GAAP. In addition, please tell us and disclose in future filings how you account for emission allowances granted to you.

Response.

Pursuant to the Kyoto Protocol and according to the European policy on CO2 emissions, governments have allocated free emission allowances to several of the Group’s sites for the right to emit a specified amount of gases. At the end of a three-year period (first period 2005-2007), measurement of the greenhouse gases produced will determine the number of quotas that should be surrendered by each site based on the emissions during the three-year period.

i) IFRS accounting treatment

In December 2004, IFRIC issued an interpretation on CO2 emission rights that was subsequently withdrawn in June 2005 by the IASB due to a certain number of inconsistencies that would have resulted from its application. After examining the different accounting treatments that could be allowed in IFRS, the Group chose to apply the “net liability approach” option.

Under this approach, a liability corresponding to the payment that should be recognized at the end of the three-year period is accounted for in accordance with IAS 37 based on the emissions of the period, net of any emission rights held by the Group.

The emission rights received for free at the beginning of the period are recognized as intangible assets at zero cost. The Group determined that emission rights meet the intangible asset recognition criteria in IAS 38, as the allowances are contractual and separable. Consequently, no amount is recorded in either the assets or the liabilities as long as the

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emissions are less than or equal to the rights or quotas held. At each closing date, the net liability corresponding to any return commitments in excess of emission rights received for free should be recorded through application of IAS 37. This liability is valued on the basis of the market price at that date. In case of trading, emission rights acquired by the Group are classified as intangible assets (representing emission rights) and recorded at their acquisition cost in accordance with IAS 38 §24. At each reporting date, the value is reassessed and a depreciation charge is recorded if the market value of the emission rights is lower than the carrying value of the assets.

ii) U.S. GAAP accounting treatment

Emission rights accounting treatment issues have been raised in EITF 03-14 “Participants’ Accounting for Emissions Allowances under a “Cap and Trade” Program,” but the Task Force decided to remove this issue from its agenda without any consensus. The Federal Energy Regulatory Commission requires companies to recognize emission allowances on a historical cost basis. Allowances obtained from the Environmental Protection Agency (“EPA”) at no cost are recorded at zero basis. Allowances that are purchased through government auctions and from third parties are recognized at their purchase price.

FERC requires companies to recognize the cost of the allowances in earnings based on a weighted-average cost over the compliance period. If a company emits more gases that it has been allocated, it is required to accrue the estimated cost of obtaining the additional necessary allowances. Companies typically recognize the gains and losses that result from the sales of allowances in earnings, subject to recognition of any regulatory asset or liability under FAS 71.

The European emission rights program is very similar to the U.S. “Cap and Trade Program” scheme. The Group did not identify any differences between the IFRS accounting treatment adopted and the FERC requirements.

Note 4 – Goodwill, page F-12

34.	In future filings, please present goodwill impairment losses separately from disposals of goodwill. See paragraph 75(d) and 75(e) of IFRS 3.

Response.

We acknowledge the Staff’s comment and will, in future filings, modify the schedule of changes in goodwill to break down impairment losses and reductions due to disposals.

35.	Please tell us your consideration of the disclosures required by paragraphs 134(a), 134(c), 134(e), 134(f), and 135 of IAS 36. In addition, with respect to the €70.0 million goodwill impairment loss in the Scandinavian Transportation Division, please tell us your consideration of the disclosures required by paragraphs 130(a), 130(e), 130(f), and 130(g). In your response, please also provide us with this information.

Response.

In accordance with the provisions of paragraph 31 of IAS 1, the Group has considered detailed disclosures as required by the provisions of paragraph 134 of IAS 36 related to

U.S. Securities and Exchange Commission, page 38

estimates used to measure recoverable amounts of cash generating units (“CGU”) containing goodwill as not material because no goodwill allocated to an individual CGU is considered significant enough, in comparison with the total carrying value of goodwill to require separate disclosures.

With regard to the impairment loss in our Scandinavian Transportation Division, the Company, in accordance with the provision of paragraph 31 of IAS 1, has determined that a loss of €70 million (or 1.6% of total goodwill) was not material enough to trigger individual detailed disclosures as prescribed by paragraph 130 of IAS 36. For the information of the Staff, the impairment loss recorded in the Scandinavian activities of our Transportation division was triggered by recurrent losses on this market and the failure of a recovery plan. To calculate the related charge, the Company used the value in use method, estimated based on discounted cash flows using a discount rate of 6.42%.

Note 5 – Other intangible assets, page F-13

36.	Please tell us the nature of your contractual rights, your basis for recognizing these rights as intangible assets and how you value these rights. In addition, please tell us how you incorporate the risk that the governmental authority may terminate or modify the contract with only some or no indemnification, as discussed in your risk factors, in the valuation of these contracts. Finally, please confirm that these amounts only represent contractual rights you have acquired from external parties, rather than rights you have negotiated yourself.

Response.

We confirm that these contractual rights have been acquired separately or through business combinations. They are otherwise similar to our internally generated contracts. These contractual rights are amortized over the residual duration of the related contracts. To assess the fair value of these rights, the Company performs an analysis of the probability of early termination of each of these contracts based on a combination of internal expertise (driven by in-depth knowledge of local legal and regulatory environment or specific contract’s provisions) and historical data.

37.	Please tell us your basis for capitalizing fees paid to local authorities, including the nature of the benefits you receive in exchange for these fees. In situations where you have capitalized fees paid to local authorities in areas where you ultimately do not obtain the necessary permits, authorizations or compensation to operate, as discussed in your risk factors, please tell us how you account for these fees.

Response.

The fees paid to local authorities are considered intangible assets reflecting an initial right paid to enter concessions contracts, mainly in our Water division in France. These rights are amortized over the period of the concession contracts. Fees are capitalized when it is highly probable that benefits will be received through the execution in a concession or service contract. If ultimately we do not obtain the necessary permits, or authorizations to operate, the fees are expensed.

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Note 6 – Property, Plant and Equipment, page F-14

38.	In future filings please disclose the useful lives or the depreciation rates used for each class of property plant and equipment. Please also disclose the depreciation method(s) you use. In addition, please tell us and disclose in future filings the nature of your “other” property, plant and equipment.

Response.

The Company acknowledges the Staff’s comment and will insert the following additional information in its Notes to the financial statements included in its 2006 Form 20-F:

The Company uses methods to depreciate its assets that reflect the pattern in which the asset future benefits are expected to be consummated. The Company reviews its depreciation method annually. Most of its assets are depreciated using the straight-line method. Amortization periods range as follows:

Estimated effective lifetime in years
Construction	20 to 50
Technical installations	7 to 24
Transport equipment	3 to 25
Other equipment	3 to 12

The Company’s other property, plant and equipment related mainly to (by division):

•	Water: assets not allocated to a specific contract as well as assets related to our operations in the United Kingdom;

•	Waste: industrial facilities (landfills, vehicle and machine, etc.);

•	Energy: assets not allocated to a specific contract and energy production and generation facilities; and

•	Transport: mainly rolling stock and depots.

Note 9 – Non-consolidated investments, page F-16

39.	Please tell us the following regarding your non-consolidated investments:

•	Citing relevant accounting literature under IFRS and US GAAP, please tell us your basis for not accounting for Genova Ague and Ta-Ho Yunlin under the equity method of accounting. If you believe that the effect of equity accounting for these two entities would be immaterial, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should include the effect of these two entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.

Response.

In determining the appropriate accounting method to reflect its investments in Genova Acque, the Company has considered the provisions of paragraph 6 of IAS 28 “Investments in Associates” for IFRS purposes as well as the provisions of paragraph 17 of APB 18 “The

U.S. Securities and Exchange Commission, page 40

Equity Method of Accounting for Investment in Common Stock” and FIN 35 “ Criteria for Applying the Equity Method of Accounting for Investments in Common Stock” for U.S. GAAP and reached the conclusion that even though it owns 20% of its voting stock, it does not exercise significant influence over this investment as demonstrated below.

The entity is managed by the other shareholder, AMGA, which owns 80% of the voting stock. There are no potential voting rights nor is there a shareholders’ agreement. The Group does not conduct any transactions with this entity (i.e., there are no management fees and no other financial relations). The Group is not involved in the entity’s “policy making processes” such as the dividend distribution policy. There is no exchange of technical know-how between the Group and the entity.

This company is an available for sale asset for €25 million. It reflects the fair value of the company.

Ta-Ho Yunlin is a company dedicated to construction and operation of a waste to energy plant in Taiwan. In April 2004, the partner of Veolia Environnement in Ta-Ho Yulin notified the Company that it exercised its call option. The transfer of the shares was subject to the completion of construction. For this reason, the company is accounted for as an investment at cost. In August 2006, the local authorities of Yunlin announced the cancellation of the contract. As a result, the transfer of the shares will not occur and Veolia Environnement will account for Ta-Ho Yunlin under the equity method in its 2006 financial statements.

•	We note that you did not consolidate SEBS Gmbh and Kralove Hradec in 2005. We also note that you did not consolidate Rev Suisse and Vodazny Stredoceske in 2004. Citing relevant accounting literature under IFRS and US GAAP, please tell us why not. If you believe that the effect of consolidation of these entities would be immaterial, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should include the effect of these two entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.

Response.

With regard to certain acquisitions of voting interests in excess of 50% at the end of 2005 or 2004, the Company has not consolidated the entities for the following reasons:

For year ended December 31, 2005:

SEBS Gmbh

In view of SAB 99, this company, acquired on December 30, 2005, is considered material neither to our balance sheet (total assets of €15 million) nor to our income statement (1 day contribution in 2005 on annual revenues of €11 million).

Kralove Hradec

U.S. Securities and Exchange Commission, page 41

In view of SAB 99, this company, which began operating on October 1, 2005, is considered material neither to our balance sheet (total assets of €6.7 million) nor to our income statement (three month contribution in 2005 on annual revenues of €23 million).

These two companies will be consolidated in our 2006 financial statements.

For year ended December 31, 2004:

Rev Suisse

In view of SAB99, this company, which began operating in September 2004, is considered material neither to our balance sheet (total assets of €7.9 million) nor to our income statement (four month contribution in 2004 on annual revenues of €12 million).

Vodarny Stredoceske (alias Kladno-Melnik)

In view of SAB99, this company, which began operating on November 30, 2004, is considered material neither to our balance sheet (total assets of €6.7 million) nor to our income statement (one month contribution on annual revenues of €21 million).

These two companies have been consolidated in our 2005 financial statements.

Note 12 – Deferred tax assets and liabilities, page F-17

40.	Please tell us, in detail, the nature and amounts of the items included in other deductible temporary differences of €517.0 million at December 31, 2005 and €487.6 million at December 31, 2004. Similarly, please also tell us, in detail, the nature and amounts of the items included in other taxable temporary differences of €383.0 million at December 31, 2005 and €288.0 at December 31, 2004.

Response.

The following chart sets out the “other deductible temporary differences” at December 31, 2005 and December 31, 2004 (amounts in millions of euros):

	2005	2004
Purchase accounting items	38.2	30.8
Loan annuities	43.3	42.0
Financial instruments	94.4	126.3
Site restoration	32.3	34.4
*163J and specific credits	60.3	86.2
Royalties	15.1	11.0
Expenses deductible at payment (individual amounts less than €3 million)	233.4	156.9

Total	517.0	487.6

The following chart sets out the “other taxable temporary differences” at December 31, 2005 and December 31, 2004 (amounts in millions of euros):

U.S. Securities and Exchange Commission, page 42

Other taxable temporary differences:
approach per component (mainly Water UK)	28.9	30.9
purchase accounting items (mainly BVAG)	116.9	—
Financial instruments	52.2	69.0
Income taxable at collection (individual amounts less than €3 million	185.0	188.1

Total	383.0	288.0

*	163J is a US tax regulation that limits the level of deductible interest.

41.	We note you have recognized deferred tax assets of €692.3 related to tax losses. Please tell us and disclose, in future filings, the expiration dates of these tax losses. See paragraph 48 of SFAS 109.

Response.

The amounts of operating loss and tax credit carryforwards for tax purposes recognized as deferred tax assets totalled €692.3 million. Of this amount €523 million are unlimited, €115.9 million have an expiration date within 10 years and €53.3 million have an expiration date of between 10 and 20 years. This information will be disclosed in the Company’s 2006 Form 20-F.

42.	We note that your deferred tax asset valuation allowance increased from €385.3 to €457.0 from December 31, 2004 to December 31, 2005. Please tell us where you have reflected this increase in your tax rate reconciliation on page F-29. In addition, please provide us with a rollforward of your valuation allowance from January 1, 2004 to December 31, 2005, separately disclosing additions with the offsetting entry recognized in your income statement, additions with the offsetting entry recognized elsewhere (please state where), reversals with the offsetting entry recognized in your income statement, and reversals with the offsetting entry recognized elsewhere (please state where).

Response.

The roll forward of our valuation allowance from January 1, 2005 to December 31, 2005 is the following (amounts in millions of euros):

As of January 1, 2005	385.3
Charged to expenses:	99.9
Reversal:	(52.2)
Foreign Exchange Translation:	24.0
As of December 31, 2005:	457.0

The net effect of (Charged to expenses/reversal) is reflected in the detailed Tax proof of question 51 as “effect of DTA provisions”

43.	Please tell us your consideration of the disclosure requirements in paragraphs 79, 80, 81(a) with respect to current tax, 81(d), 81(e), 81(f), and 81(g) of IAS 12.

U.S. Securities and Exchange Commission, page 43

Response.

79 – The breakdown between current and deferred taxes is presented in Note 28.

80 (b) - The tax adjustments for previous financial years are not significant (mainly for -€10 million in France).

80 (c) - Specific information is provided about the flows of increases or writebacks of deferred tax in temporary differences when they are material. In 2004 and 2005, Veolia Environnement did not identify any significant movement.

80(d) - There was no deferred tax movement linked to changes in tax rates.

80(e) - 80(e) is not applicable to the Group.

80(f) - 80(f) is not applicable to the Group.

80(g) - As regards 80 (g), please see the Company’s response to question 42 above.

80(h) - 80(h) is not applicable to the Group.

81(a) - The amount of tax charged directly to equity is given in the second table of Note 12.

81(d) - 81(d) is not applicable to the Group.

81(e) - DTA which are not recognized are shown in Note 12 for a total of €457 million on December 31, 2005.

81(f) - 81(f) is not applicable to the Group.

81(g) - The second table of Note 12 shows the type of deferred tax recognized through application of sub-paragraph g of paragraph 81.

44.	Please tell us whether you have recognized a deferred tax liability with respect to your interests in your joint ventures, in accordance with paragraphs 39 and 43 of IAS 12. If not, please tell us why not.

Response.

The Group did not identify any interests in joint ventures that are substantially concerned by paragraphs 39 and 43 of IAS12 because the bulk of net income generated by the joint venture (See Note 40) comes from European countries, where distribution taxes are not material.

Note 13 – Working Capital – Securitization of receivables in France, page F-19

45.	We note you have a French receivable securitization program. It appears that of the €413.3 million of securitized receivables, you have maintained €377 on balance sheet, whereas you appear to have derecognized €36 million. Please confirm our understanding. In addition, please tell us, and in future filings include, your policies regarding this program in Footnote 1 – Accounting Principles and Methods.

U.S. Securities and Exchange Commission, page 44

Response.

The Company’s securitization program uses a special purpose vehicle that is consolidated for IFRS and U.S. GAAP purposes. The €413 million of securitized receivables are recognized on our balance sheet as of December 31, 2005 and under this program Veolia Environnement has subscribed to €36 million of shares of the vehicle. Should the Company use securitization programs as a significant means of financing, it will enhance the disclosure in Note 1 related to accounting principles and methods in future filings.

Note 19 – Non-current and current provisions, page F-22

46.	Please tell us and disclose the information required by paragraph 85 of IAS 37 with respect to the litigation including employee-related and tax, maintenance and repair costs accrued in advance, provision for work in progress and losses to completion on long-term contracts, warranties and customer care and other, as well as the specific events that resulted in the increase in the provisions in 2005. In addition, please separately disclose the amounts accrued with respect to your employee-related litigation, your tax litigation, and all other litigation.

Response.

Provisions for litigation include (amounts in millions of euros):

Total
Employees	20.8
Tax	97.2
Others (no amount individually in excess of € 20 million)	206.7

Total	324.7

As permitted under Paragraph 92 of IAS 37, we consider that certain disclosures required under IAS 37 would seriously prejudice the position of Veolia Environnement in the course of the disputes Veolia Environnement may have with other parties on the subject matter of theses provisions. Furthermore, management believes that settlements will not have a material adverse impact on the results of operations, the financial position or the liquidity of Veolia Environnement. Consequently, we do not disclose this information separately in our consolidated financial statements.

With regard to the provision for maintenance and repair and costs accrued in advance, the Company believes that the information provided in Note 1.20 “Accounting policies specific to environmental services activities” as well as in Note 19 “ Non-current and current provisions” provides sufficient information with regard to the description of the nature of the provisions and uncertainties attached to them.

For provisions related to work in progress and losses on completion contract, please see the Company’s response to question 31 above.

For warranties and customer care as well as other, the Company, in accordance with the provisions of paragraphs 30 and 31 of IAS 1, has concluded that (i) individual information was not material to its financial statements; (ii) aggregation was appropriate; and

U.S. Securities and Exchange Commission, page 45

(iii) the disclosure under Note 19 “ Non-current and current provisions” is compliant with the disclosure requirements of IAS 37.

The following are the principal increases in provisions that took place in 2005:

•	Provision for a tax risk, linked to tax audits in France, totaling €25 million;

•	Provision for maintenance and repair costs accrued in advance: €69 million, charged and used: €10 million. Utilization is higher than charges due to termination of a contract in 2005;

•	Provision for depreciation of work in progress and losses on long-term contracts: in the context of normal activity;

•	Provisions for warranties and customer cares: expansion of a captive insurance company incorporated in 2004 and, in view of the long-term character of claims, no liquidation of the provisions to date, as well as the effect of a subsidiary in the United States entering the consolidation scope; and

•	Others: current activities.

47.	Citing relevant accounting literature, please tell us your basis under IFRS for accruing maintenance and repair costs in advance. In particular, please tell us your consideration of paragraphs 17 –19 of IAS 37.

Response.

Provisions for maintenance and repair costs accrued in advance related to contracts classified as “concession service arrangements”, and encompass obligations with respect to the maintenance/replacement of installations managed under delegated public services.

Related assets are isolated on a distinct line, entitled “Publicly-owned utility networks” and are accounted for in accordance with IAS 38, “Intangible assets”.

Maintenance and repair expenses relating to contractual obligations on concession assets accounted for under IAS 38 are analyzed in accordance with IAS 37 “Provisions.”

Note 20 – Long-term borrowings, page F-24

48.	We note that €1,798.0 million of your other long-term borrowings will mature in one to two years from December 31, 2005. Please tell us what portion of this amount will mature within one year from December 31, 2005. If material, please tell us why you have not classified this amount as a current liability.

Response.

The table in Note 20 includes a typographical error in the caption “1 to 2 years,” which should have been “ >1 to 2 years”. We confirm that this schedule breaks down our debt maturing more than one year from the date of the financial statements and that the debt maturing in less than a year is classified as short-term borrowings. We will correct this caption in future filings.

U.S. Securities and Exchange Commission, page 46

Note 25 – Operating income, page F-27

49.	We note your reversals related to property, plant and equipment of €16.4 million, related to inventory of €9.2 million, and related to negative goodwill of €7.5 million in 2005. Please tell us how you accounted for these reversals, as well as any you have recognized in 2004, in your US GAAP net income reconciliation. If you did not include adjustments in your US GAAP net income reconciliation to remove the effects of these reversals, please tell us your basis under US GAAP for reversing these amounts.

Response.

Due to the net effects in IFRS, no adjustment under U.S. GAAP was recognized regarding the non-material impact.

50.	Please reconcile the charges to your provisions of €588.1 million and the reversals of €592.4 million, as well as the charges to your replacement costs of €351.1 million to your disclosures in note 19. To the extent that your disclosures in note 19 do not address these changes, please tell us and disclose in future filings the information required by paragraphs 84 and 85 of IAS 37.

Response.

The reconciliation between the information given in Note 19 and Note 25 is as follows:

Note 19	Charged to expenses	Utilization a	Reversal b	Total c= a+b
Non-current provisions	266.1	(169.0)	(49.4)	(218.4)
- o/w maintenance and repair costs	69.4	(94.2)	—	(94.2)
Current provisions (including pensions and other employee benefits)	391.1	(424.7)	(43.2)	(467.9)

Total w/o maintenance and repair costs	587.8	(499.5)	(92.6)	(592.1)

Rounding effect	0.3			0.3

Note 25	(588.1)	—	—	592.4

As indicated in the footnote to the schedule of Note 25 “Operating Income” detailing the Operating depreciation, amortization, provisions and impairment losses, the Company incurred expenses related to replacement costs for a total amount of €351.1 million for the year ended December 31, 2005.

In accordance with Note 1.20, “Accounting policies specific to environmental services activities,” contractual obligations to maintain and repair facilities are analyzed in accordance with IAS37 on provisions, and where appropriate a provision for maintenance and repair costs is recorded. Out of the total expenses incurred in 2005 of €351 million, €94.2 million corresponded to expenses related to work for which a provision had been recorded and reversed at the time the expense was incurred (and included in the utilization column of the schedule presented in Note 19) and €256.8 million qualified for expenses as incurred and were recorded as cost of sales in our 2005 income statement.

U.S. Securities and Exchange Commission, page 47

Note 28 – Income tax expense, page F-29

51.	Please tell us the nature and amounts of the items included within Other, net of 3.63% for the year ended December 31, 2005 and -2.02% for the year ended December 31, 2004, in your tax rate reconciliation.

Response.

The main components of the other assets are the following:

	2004	2005
Dividends	+67.7	+30.0
*Taxes without bases	+13.8	+14.3
Loans write-offs	-139.6	-52.0
DTA allowances	+37.6	+47.7
Other effects	+4.4	+3.9
Total others – A	-16.1	+43.9

Income before taxes – B	794.6	1210.0

C = A/B	-2.02%	+3.63%

*	Taxes without bases are lump sum taxes such as the “Impôt forfaitaire” in France.

Note 30 – Net Income from discontinued operations, page F-29

52.	We note that your net income from discontinued operations for the year ended December 31, 2005 was nil; however, based on your disclosures in MD&A, your impairment losses on goodwill and elsewhere in your filing it appears that several business were disposed of during 2005. Specifically, from your disclosures on pages 13 -22, we note that you disposed of Bonna Sabla, Acque Potabili, Dalkia’s facility management contracts in Germany, Dalkia’s nuclear maintenance activities in France, and CBM, among others. Please tell us how you accounted for each of these entities (i.e. consolidate, proportionally consolidate, equity method accounting) prior to disposition and the percentage interest disposed. Please also tell us your consideration of IFRS 5 in determining not to present these disposals as discontinued operations.

Similarly, please tell us how you accounted for each of the entities you disposed of in 2004 (i.e. consolidate, proportionally consolidate, equity method accounting), prior to disposition and the percentage interest disposed. Please also tell us your basis for treating or not treating these entities as discontinued under IFRS 5.

In addition, we note that under US GAAP, you do not appear to have any discontinued operations in 2004 or 2005. Please provide us with your analysis of paragraphs 41-44 of SFAS 144 with respect to each of your disposals in 2004 and 2005.

Response.

The methods used to consolidate businesses disposed of were as follows in 2004 before disposal in 2005:

U.S. Securities and Exchange Commission, page 48

Activity	Consolidation method	%	Reference
Bonna Sabla (PCP Holding)	Equity method	19.08%	Note 8
Acque Potabili	Non-consolidated	20.00%	Note 9
Dalkia Facility Management	Investment at cost	100% by Dalkia International
CBM	Consolidation	100% by Veolia Transport
Portuguese activities	Consolidation	100% by Veolia Propreté

Dalkia Facilities Management and the nuclear activities of Dalkia as well as CBM were not considered as representing a separate nor a part of a separate major line of business or geographic area of operations in accordance with the provisions of paragraph 32 of IFRS 5 “ Non-current Asset held for Sale and Discontinued Operations” and consequently was not qualified to be presented as discontinued operations.

With regard to the Portuguese Waste businesses, the Company considered, in accordance with paragraph BC 62 of IFRS 5 and paragraph 12 of the Framework, that presenting these activities (2004 and 2005 revenue and net income respectively of €38 million, €18 million and €0.4 million, €0.5 million) as discontinued operations would not provide relevant information to assess the ongoing ability of the Company to generate cash flow. For U.S. GAAP purposes, the Company determined, based on the above information, and in accordance with paragraph B.101 of FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” that to present these activities as discontinued operations would not provide investors, creditors and others with relevant information to assess the effect of disposal transactions on the ongoing activities of the Group on a consolidated basis.

In 2004, the businesses disposed of and presented as discontinued operations, both for IFRS and U.S. GAAP purposes, corresponded to FCC, US Filter and the British transport companies. Please see the Company’s response to question 55 below.

53.	Please tell us why you recognized income tax expense of €61.3 million related to Water’s loss on disposal of €99.5. Please also tell us why you recognized income tax expense of €31.2 million related to FCC’s loss on disposal of €2.8 million.

Response.

The loss on disposals, i.e. €99.5 million, was calculated with regard to the definitive transfer price of the American businesses disposed of in 2004. In addition, the American business was disposed of in 2004 on the basis of legal arrangements that were different from those anticipated at the end of 2003 when disposal of the American businesses was decided and announced. The change in these arrangements led to additional use of NOLs for the American tax group for two main reasons: (i) restructuring prior to disposal led to unrealized gains from prior transactions through tax reductions and (ii) the demands of buyers regarding the structure of the disposals and the allocation of the price between American and non-American entities.

The gain on disposals was calculated on the basis of the consolidation value of FCC. The definitive legal structure underlying the FCC disposal agreement led to the payment of €31 million in tax allowable in Spain, which was not totally deductible in France.

54.	Please tell us your consideration of paragraph 33(c) of IFRS 5 with respect to the presentation of the operating, investing and financing activities of your discontinued

U.S. Securities and Exchange Commission, page 49

operations. In addition, please tell us how you have reflected these cash flows in your consolidated statement of cash flows.

Response.

In 2004, the Company disposed of US Filter and FCC and withdrew from the British transport market. The cash flow information related to these operations is given in the Liquidity and Capital resources section of our 2005 Form 20-F. The cash flow from operations was €232.8 million, the cash flow from investing was €2,150 million, and the cash flow from financing was insignificant. We acknowledge the Staff’s comment and will provide this information as a note to our consolidated cash flow statement in future filings.

55.	Please tell us your consideration with respect to disclosing the information required by paragraphs 41(a) and 41(b) of IFRS 5, as well as the proceeds received from disposal and the composition of the assets and liabilities sold.

Response.

In our 2004 Form 20-F, we disclosed information related to the disposition of US Filter and FCC (see Notes 1.2.1 and 1.2.2 and Note 2, “Change of presentation and accounting principles” of Note 2). The Company disclosed in Note 30 “Net income from discontinued operations” in the 2005 Form 20-F information related to income statement impacts of these dispositions (including the information required by paragraph 41 (c)). The information required by paragraphs 41(a) and 41(b) of IFRS5 was not repeated in our 2005 Form 20-F as these dispositions did not occur in 2005. There were no disposals that should have been disclosed as discontinued operations in 2005.

Note 34 – Derivative instruments accounting position and market risks management, page F-31

56.	You state on page F-31 that you centralize the management of your financial risks in order to ensure better control. You also state on page F-33 that optional hedges may be negotiated with the front office. Please help us understand these statements by clarifying whether your subsidiaries use derivatives entered into with another one of your subsidiaries (e.g. a treasury center). In this regard, please tell us your consideration of paragraph 73 of IAS 39.

Response.

The Company confirms that internal derivatives entered into between a subsidiary and the parent company of the Group are offset by individual mirror contracts with an external third party. Internal derivatives are eliminated in the consolidation process and only derivatives entered into with external third parties may be classified as hedges in accordance with paragraph 73 of IAS 39. Finally, we draw the Staff’s attention to Note 34 (B) that indicates that optional hedges may be negotiated with the Front office when a subsidiary responds to a call for tenders. These instruments do not qualify for hedge accounting.

Note 35 – Employee benefits, page F-36

57.	We note that you accounted for certain multi-employer defined benefit pension plans as defined contribution plans. Please tell us why the information required to account for the

U.S. Securities and Exchange Commission, page 50

plans as defined benefit plans is not available. In addition, please tell us your consideration of paragraphs 30(c), 32A, and 32B in the accounting and disclosure related to these pension plans.

Response.

As indicated in Note 35a “Pension plans and other post-employment benefits,” the Group participates in multiemployer defined benefit pension plans mainly in Sweden, Germany and the Netherlands. Each of these plans is accounted for under the defined contribution plan method. The Company did not have the information needed for defined benefit plan accounting as it did not have access to information relating to the defined benefit obligations, plan assets and associated costs. With regard to disclosure requirements, as the Company did not have access to either the surplus or deficit or to relevant information to assess the contingent liability on any of these plans, it was not in a position to meet the requirements of paragraphs 30(c) and 32 (A) and (B) of IAS 19 revised. The companies concerned by multi-employers defined benefit pensions asked the funds for additional information and no relevant information was available.

58.	Please tell us how you complied with the disclosure requirements in paragraphs 120A(i) and 120A(1) of IAS 19, as well as paragraphs 5.d(2) of 5.k of SFAS 132(R).

Response.

As indicated in the Company’s response to question 13 above, information related to pensions and other benefits is disclosed either in the statement of changes in equity or in the schedule of Note 1-8.3 “Comprehensive income.” The cumulative amount of actuarial gains and losses recognized as of December 31, 2005 to be disclosed in accordance with the requirements of paragraph 120A(i) of IAS 19 amounted to €(132.5) million Group share.

The Company has assets in connection with retirement plans mainly in relation to its United Kingdom and French operations. The basis for determining the expected rate of return includes long-term market performance statistics in the United Kingdom as indicated in Note 35c. The assets related to its French plans are mainly comprised of insurance risk free funds (see Note 35b schedule of pension plan assets) and consequently their overall rate of return is highly related to past performance (see Note 35c). For future filings, the Company proposes to enhance its employee benefits disclosure to insert the following paragraph:

“Expected return on assets

Group assets in France are primarily invested in insurance companies’ risk free funds. Consequently, the long-term return on these assets is highly related to past rates of return. The expected returns on plan assets outside of France are determined according to a weighted average based on the actual asset portfolio. The expected return on bonds and other debt instruments is derived from the observed yields of bonds with a duration in line with the duration of liabilities, while the expected return on shares is calculated using the bond yield plus a spread to reflect the share portfolio.”

The Company draws the attention of the Staff to Note 35c in which it indicates that assets in France are managed by insurance companies and by a trust in the United Kingdom.

U.S. Securities and Exchange Commission, page 51

Consequently the investments policies and strategy are not directly under its control. This is why the Company considers that the disclosure in Note 35c meets the disclosure requirements of paragraph 5(d)(2) of FAS 132R.

The Company acknowledges the Staff’s comment regarding the disclosure related to the measurement date of the plan assets as required by paragraph 5k of FAS 132R. For future filings, the Company proposes to enhance its employee benefits disclosure with following footnote to the schedule that provides a breakdown of the assets:

“For each year presented, Plan assets are measured as of December 31.”

Note 36 – Main acquisitions in 2005, page F-39

59.	We note your disclosures regarding the acquisition in Germany and in Poland. However, from your disclosures on pages 13 – 22, we note a number of other acquisitions, including water companies in Sicily and Calabria, an additional stake in the company that operates water services in the province of Latina, the repurchase of 47.5% of United Water in Australia, the activities of the Weir Group, Shanks, IGSA, Conade, Kalorit, Unite, the remaining share capital of Eurolines, an 83.14% interest in Helgelandske AS, ATC / Vancor, and Sodeli, among others. Please tell us your consideration of the disclosures required by paragraph 68 of IFRS 3 with respect to these acquisitions, as well as your acquisitions in 2004.

Response.

The Company manages its domestic and international development through the acquisition of new contracts with local authorities in all its businesses. The new contracts may take the form of an acquisition of an already existing. As disclosed in Item 4 our 2005 Form 20-F, the Company created, incorporated or acquired 92 companies in its Water division, 49 in its Energy division and 57 in its Transportation businesses during the year ended December 31, 2005, see respectively pages 26, 36 and 43 of the 2005 Form 20-F. In order to prepare its 2005 financial statements and in accordance with the provisions of paragraph 31 of IAS 1, the Company adopted a threshold to disclose individual acquisitions which led the Company to apply the provisions of paragraph 66 of IFRS 3 to BVAG and Lodz only.

The Company has determined that to provide aggregated information related to all other acquisitions would not be relevant for the reader of the financial information. For the information of the Staff, the Company has prepared a schedule that summarizes the combined effect that the above acquisitions other than BVAG and Lodz had on the consolidated assets and net income (in € million as of and for the year ended December 31, 2005):

Financial Statements items	Aggregation of individually immaterial acquisitions	Amount of the financial statement captions	% of Aggregation compared to financial statement captions
Goodwill	229	4,863	4.71%
Other Intangibles	90	1,172	7.68%
PPE	210	6,722	3.12%
Publicly owned networks	0	5,630	0.00%
Total assets	529	36,309	1.46%
Revenue 2005	530	25,245	2.10%

U.S. Securities and Exchange Commission, page 52

60.	With respect to the Lodz acquisition, please tell us your consideration of the disclosures required by paragraphs 67(h) and 69.

Response.

The Company draws the attention of the Staff to Note 36, where it indicates that the purchase price allocation of ZEC Lodz was not yet finalized and gives a detailed breakdown of the provisional allocation. The Company considers that this was mainly due to the fact that the acquisition was only completed on October 1, 2005 and that it was not in a position to give additional information with regard to intangible assets that could not be measured reliably when the primary accounts (IFRS) were issued.

Note 42 – Commitments and contingencies, page F-42

61.	Please tell us how you determined that your debt guarantees, and warranty obligations disclosed on page F-43, as well as the €675 million debt guarantee of the Berlin water services company disclosed on page F-45, did not meet the criteria for liability recognition under FIN 45.

Response.

We have considered the provisions of FIN 45 when preparing our financial statements and have recorded liabilities and/or disclosed appropriate information related to guarantees given. We have not identified any other off balance sheet commitments that would require to be accounted for, or disclosed, pursuant to FIN 45.

Note 42 to our consolidated financial statements discloses information related to the Group’s commitments and contingencies, detailing our contractual obligations and commercial commitments.

The table below addresses the Group’s consideration of FIN 45 with regard to items that are individually significant in respect of:

•	debt guarantees (€250.8 million), relating to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies;

•	warranty obligations (€515.5) commitments; and

•	the €675 million debt guarantee of the Berlin water services company.

U.S. Securities and Exchange Commission, page 53

	Nature of the commitments given	Comments
Debt Guarantees (€250.8 million)	€104.9 million	Not considered for FIN 45 purposes as a parent’s guarantee of a subsidiary’s debt to a third party

	€57.5 million	Not considered for FIN 45 purposes as those guarantees relate mainly to equity associates, or proportionately consolidated companies financial debt and are remote

	€33.8 million	Not considered for FIN 45 purposes as those guarantees were effective prior to December 31, 2002 and have not been significantly modified since then

	Other (€54.6 million)	The debt guarantees included in this line item are a combination of numerous commitments given in connection with different types of guarantees that are not considered by the Company, either individually or in aggregate as significant including €17 million of guarantees on which underlying obligations are expired

Warranty obligations (€515.5 million)	Sale of Water activities in the United States for €368.0 million	Warranty obligations maturing in 2014 or 2024, except for significant guarantees, which are remote

	FSG (€156.0 million) - National Waterworks (€42.4 million)	€42.4 million maturing in 2017 are not considered for FIN 45 purposes as the sale of USF Distribution Group was effective prior to December 21, 2002 and those guarantees have not been significantly modified since then

- Siemens (€84.8 million)

	- Culligan (€84.8 million)	For warranty on sale of Water activities that have occurred after December 31, 2002 and in accordance with §9 of FIN 45, a reserve of €49.2 million has been booked at inception for prices adjustment and warranty obligation given.

	Sale of Connex Transport UK Ltd for €24.9 million.	The fair value at inception of the warranty was insignificant

	Sale of Northwest Holst (€29.2 million)	Not considered for FIN 45 purposes as the sale was effective in March 2001, prior to December 21, 2002 and those guarantees have not been significantly modified since then

Codève and VE Service Ré (€54.4 million)

In connection with the fronting of insurance contracts for the group subsidiaries, Codeve and VE Service Ré

issued financial guarantees to insurance companies which are already taken into account in the determination of the provision under FAS 5

	Other commitments (€39.0 million)	The warranty obligations included in this line item are a combination of numerous commitments given in connection with different types of contracts that are not considered by the Company, either individually or in aggregate as significant

Specific Berlin contract commitment	Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from land owners who present claims for payments	Not considered for FIN 45 purposes as the contract was signed prior to December 21, 2002 and those guarantees have not been significantly modified since then

Note 48 – Impact of IFRS transition, page F-48

62.	Please explain the following regarding your IFRS transition:

U.S. Securities and Exchange Commission, page 54

•	Please tell us where you reflected the offsetting debit entry related to the €118 million of deferred charges you do not recognize under IFRS. Please tell us the basis for your accounting.

Response.

In accordance with paragraph 10(b) of IFRS 1 “First-Time Adoption of International Financial and Reporting Standards,” the Company has written off deferred charges recognized under previous GAAP against equity.

•	Your basis under IFRS and US GAAP for reclassifying €2.129.3 million of revenue to cost of sales. In future filings, please revise note 1-17 to disclose your policy regarding the classification of this revenue.

Response.

Please see the Company’s response to question 25 above with regard to fees and taxes collected on behalf of local authorities.

•	Regarding the IFRIC 4 loans recognized on a completion basis, please confirm our assumption that the €147.3 million reconciling item represents revenue recognized under IAS 11. If so, please tell us where you have reflected the costs associated with your percentage of completion contracts in your operating income reconciliation on page F-53. If not, please advise.

Response.

We confirm that the €147.3 million represents revenue according to IAS 11 “Construction contracts.” The associated costs are included in the costs of sales caption of our income statement.

•	Please tell us why the tax on the foreign exchange losses on US disposals was €140.4 million, or approximately 282% of the amount of foreign exchange losses reversed in your reconciliation from French GAAP to IFRS.

Response.

As indicated in Note 1.2 “Preparation of 2004 comparative figures in accordance with IFRS” and in compliance with paragraph 13 of IFRS 1, the Group elected to zero out at the date of transition its cumulative translation differences for all foreign operations. Under French standards, the translation reserve includes translation differences on net assets in foreign currency and translation differences on net investment and net investment hedge elements. In compliance with French tax law, the translation differences on net investments and net investment hedges are taxable and, therefore, are presented after tax. The disposal of U.S. businesses in 2004 had the effect of creating translation differences on net assets, net investments and net investment hedges and tax on the translation differences of net investments and net investment hedges.

Under IFRS, the result of integrating translation differences for a net amount of €49.8 million, along with the associated tax, in the consolidation translation reserves on January 1, 2004, was that the tax on net investments and net investment hedges was not recognized.

U.S. Securities and Exchange Commission, page 55

•	Please explain in greater detail, using amounts where helpful, the basis for your adjustment to net cash from investing activities of €369 million related to proceeds on disposal of investments.

Response.

For the purpose of applying for the first time IFRS on January 1, 2004, the Company, as required by the provisions of IFRS 5 “ Non-current Assets Held for Sale and Discontinued Operations”, considered US Filter, FCC and British transport as discontinued operations (see response to question 52). Such businesses were not classified as discontinued operations for French GAAP purposes. As a consequence, cash and cash equivalents were reduced by €369.6 million compared to cash and cash equivalents presented under French GAAP and proceeds on disposal of investment increased accordingly.

Note 49 – Main companies included in the 2005 consolidated financial statements, page F-55

63.	Please tell us your basis for proportionately consolidating the following entities under IAS 31. Based on your percentage holding, it would appear that you either hold a majority or minority interest such that the entity is not jointly controlled.

•	Societe des Eaux de Marseille and its subsidiaries – 48.83%

•	Societe des Eaux du Nord – 49.54%

•	Berliner Wasser Betriebe – 24.95%

•	Veolia Water Shenzhen – 25.0%

•	Dalkia Morava – 49.05%

•	Dalkia PLC and its subsidiaries – 50.02%

•	Siram SPA and its subsidiaries – 50.02%

•	ZTO (Dallcia Ostrava) – 46.60%

•	Dalkia Poznan Zep and its subsidiaries – 25.72%

If you believe that these entities have an immaterial effect on your consolidated financial statements, please provide us with your SAB 99 materiality analysis. The quantitative portion of your SAB 99 analysis should indicate the effect of each of the above entities on revenue, operating income, net income, current assets, non-current assets, total assets, current liabilities, non-current liabilities, total liabilities, and equity.

U.S. Securities and Exchange Commission, page 56

Response.

Please see the following table.

	% interest	Comments
Société des Eaux de Marseille	48.83	Jointly controlled with ONDEO according to a shareholders’ agreement
Société des Eaux du Nord	49.54	Jointly controlled with ONDEO according to a shareholders’ agreement

Berliner Wasser Betriebe (BWB)	24.95	VE and RWE jointly control RVB (50% each) according to a shareholders’ agreement. Contractually RVB controls BWB. VE proportionally consolidates RVB which fully consolidates BWB

Veolia Water Shenzhen (VWS)	25	Along with Beijing Capital, VE has joint control (50%) of CGE-Water Investment (CGE-BC) according to a shareholders’ agreement. CGE-BC has joint control of VWS (40%) and proportionally consolidates it according to a shareholders’ agreement.

Dalkia Morava	49.05	These activities are subsidiaries of Dalkia International Holding, a company 75.8% owned by Dalkia and 24.2% by EDF. Pursuant to a shareholders’ agreement, VE and EDF have joint control of Dalkia International. Since EDF has a 34% voting interest in Dalkia, VE owns 50.02% of the shares of Dalkia International. Dalkia proportionally consolidates at 75.8%, Dalkia International which controls Dalkia Morava, Dalkia PLC, Siram, ZTO and Dalkia Poznan.
Dalkia PLC	50.02
Siram SPA and its subsidiaries	50.02
ZTO	46.60
Dalkia Poznan	25.72

Note 40 “Proportionately consolidated companies,” in accordance with paragraph 56 of IAS 31 “Interests in Joint Ventures”, details, on a combined basis, the contribution of these investments to its consolidated financial statements.

Note 50 – Supplemental disclosures, page F-58

64.	We note that you have restated your 2004 US GAAP net income and shareholders equity to reflect an additional impairment charge of €69.3 million related to Transportation North Europe and Energy Netherlands. Given that you now appear to be testing for goodwill impairment at the same level under IFRS and US GAAP (i.e. country in each

U.S. Securities and Exchange Commission, page 57

division), please explain why you did not recognize an impairment charge under IFRS in 2004 related to Transportation North Europe and Energy Netherlands.

65.	Your disclosures regarding your restatement of your 2004 US GAAP net income and shareholders equity to reflect an additional impairment charge suggest that this restatement is the result of your re-testing of goodwill in 2004, based on your new 2005 reporting structure, However, SFAS 142 does not allow for the re-testing of prior year goodwill based on the application of a new reporting structure to the prior year. Instead, based on our letter dated March 30, 2006, we assume that this restatement is the result of the reconsideration of your identification of your reporting units in 2004, based on your reporting structure in 2004, in order to comply with SPAS 142 in 2004. Please advise.

Response.

As indicated in the Company’s March 23, 2006 response to the Staff’s letter of February 9, 2006, the Company has recalculated the depreciation tests of our reporting units for 2004 on the basis of reporting unit definitions that were applied for 2005. This recalculation led the Company to record an additional impairment charge related to certain activities (please see the Company’s response to question 18) presented as a restatement to our U.S. GAAP information as mentioned in Note 50. D “Restatement of the 2004 net income and shareholder’s equity as prepared under U.S. GAAP”. The Company confirms that it recorded for IFRS purposes impairment charges as of December 31, 2004 in relation with its Transportation in Northern Europe and Energy in the Netherlands.

66.	We note that you have classified your deferred tax assets and liabilities as non-current, consistent with paragraph 70 of IAS 1. As your classification under IFRS differs from the requirements of paragraph 41 of SFAS 109, please tell us why you have not disclosed the amounts and nature of this classification differences in your US GAAP reconciliation note.

Response.

The Company considers that the difference between IFRS and U.S. GAAP on this point is not significant.

67.	With respect to your shareholders’ equity reconciliation, please tell us the following:

•	Please tell us why the commitments to maintain and repair assets reconciling items of €139.5 million in 2005 and €163.2 million in 2004 do not tie to the amounts presented in note 19 of €293.0 million in 2005 and €324.8 million in 2004.

Response.

The reconciliation of the information provided in Note 19 related to provisions for maintenance and repairs costs to the information presented in Note 50.C “Reconciliation of shareholders’ equity and net income to U.S. GAAP” is as follows (in € million):

U.S. Securities and Exchange Commission, page 58

	2005	2004
Provisions for maintenance and repairs costs as disclosed in Note 19	293.0	324.8
Provisions maintained for U.S. GAAP purpose because they meet the criteria of SFAS5	-94.4	-97.4
Portion of the reconciliation items related to provisions for maintenance and repairs costs of our Energy division attributable to minority interests	-59.1	-64.2
Reconciling item according to Note 50.C	139.5	163.2

•	Why your tax adjustment is a debit to your reconciliation of €106.3 million in 2005, when the net effect of the differences between IFRS and US GAAP shareholders’ equity is also a debit. We would have expected the tax adjustment to be in the opposite direction as the net effect of your other adjustments.

Response.

The correlation is due to tax reconciliations items without impact on deferred taxes (goodwill and impairments) for -€1,004.3 billion.

68.	With respect to your net income reconciliation, please tell us the following:

•	Why you appear to have goodwill amortization differences in 2004 and 2005 when amortization is not permitted under either IFRS or US GAAP.

Response.

The goodwill amortization differences are related to the consequence of the election taken by the Company in accordance with the provision of paragraph 15 of IFRS 1 not to apply IFRS 3 retrospectively to business combination prior to January 1, 2004. Consequently, the subsequent disposal of certain entities led to goodwill disposition that generated reconciling items due to the historical cost differences between primary accounts and U.S. GAAP.

•	Why you add back €78.6 million of impairment charges under US GAAP.

•	The nature and basis of your adjustment of €94.6 million related to the effect of disposal of business on intangible assets.

Response.

The disposition of our interest in US Filter generated a positive impact between our primary account and U.S. GAAP mainly in connection with certain intangible assets and led us to adjustments €78.6 million of impairment of goodwill and €94.6 million of amortization of other intangible assets.

•	The nature and basis of your adjustment of €43.7 million in 2004 related to financial instruments.

U.S. Securities and Exchange Commission, page 59

Response.

This adjustment related to financial instruments mainly concerned the VINCI shares sold in 2004, which for U.S. GAAP purposes were considered trading securities, while under IFRS they were considered as available-for-sale securities.

•	The reason your tax adjustments are so significant in comparison to the net effect of the other adjustments in your reconciliation.

Please refer to our response to question 67 above.

*                    *                     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                    *                     *

Please direct any questions or comments regarding the enclosed material to the Company’s general counsel, Mr. Alain Tchernonog, at +33 1 71 75 00 54, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at + 33 1 40 74 68 60.

Very truly yours,

/s/ Jérôme Contamine
Jérôme Contamine

cc:	Alain Tchernonog, General Counsel

Veolia Environnement

Andrew Bernstein, Partner

Cleary Gottlieb Steen & Hamilton LLP